MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
As used in this management’s discussion and analysis (“MD&A”), unless the context indicates or requires otherwise, all references to the “Company”, “Lightspeed”, “we”, “us” or “our” refer to Lightspeed Commerce Inc. (formerly known as Lightspeed POS Inc.) together with our subsidiaries, on a consolidated basis as constituted on March 31, 2022.
This MD&A dated May 19, 2022, for the three months ended March 31, 2022 and 2021 and the years ended March 31, 2022 (“Fiscal 2022”) and 2021 (“Fiscal 2021”), should be read in conjunction with the Company’s audited consolidated financial statements and the notes related thereto for the years ended March 31, 2022 and 2021, included elsewhere in this annual report. The financial information presented in this MD&A is derived from the Company’s audited annual consolidated financial statements for Fiscal 2022 and Fiscal 2021, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). All amounts are in U.S. dollars except where otherwise indicated.
We have prepared this MD&A with reference to National Instrument 51-102 "Continuous Disclosure Obligations" of the Canadian Securities Administrators. Under the U.S./Canada Multijurisdictional Disclosure System, we are permitted to prepare this MD&A in accordance with Canadian disclosure requirements, which requirements are different than those of the United States.
Additional information relating to Lightspeed, including our most recently completed Annual Information Form and our Annual Report on Form 40-F for the fiscal year ended March 31, 2022, is available on our website at investors.lightspeedhq.com and can be found on SEDAR at www.sedar.com and EDGAR at www.sec.gov.
Forward-looking Information
This MD&A contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) within the meaning of applicable securities laws. Forward-looking information may relate to our financial outlook and anticipated events or results and may include information regarding our financial position, business strategy, growth strategies, addressable markets, budgets, operations, financial results, taxes, dividend policy, plans and objectives. Particularly, information regarding our expectations of future results, performance, achievements, prospects or opportunities or the markets in which we operate and the impact thereon of the ongoing COVID-19 pandemic (the "COVID-19 Pandemic") as well as statements relating to expectations regarding industry trends, our growth rates, the achievement of advances in and expansion of our platform, expectations regarding our revenue and the revenue generation potential of our payment-related and other solutions, expectations regarding our gross margins and future profitability, expected acquisition outcomes and synergies, expected impact of legal proceedings, our business plans and strategies and our competitive position in our industry is forward-looking information. The Russian invasion of Ukraine, including reactions thereto and the potential impacts of sanctions, may also heighten the impact of certain factors described herein.
In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “budget”, “scheduled”, “estimates”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates” or “does not anticipate”, “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”, the negative of these terms and similar terminology. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events or circumstances.
This forward-looking information and other forward-looking information are based on our opinions, estimates and assumptions in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances as at the date of the forward-looking information. Despite a careful process to prepare and review the forward-looking information, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct. Certain assumptions made in respect of our ability to build our market share and enter new markets and industry verticals; our ability to attract, develop and retain key personnel; our ability to manage hardware component shortages and supply chain risk and the impact of shortages in the supply chain on our customers; our ability to maintain and expand geographic scope; our ability to execute on our expansion plans; our ability to continue investing in infrastructure and implement scalable controls, systems and processes to support our growth; our ability to prevent and manage information security breaches or other cyber-security threats; our ability to protect our intellectual property
(1)

rights and the risk of claims by third parties of intellectual property infringement; the impact of class actions and other litigation claims; the pricing of our offerings; our ability to successfully integrate the companies we have acquired and to derive the benefits we expect from the acquisition thereof; our ability to obtain and maintain existing financing on acceptable terms; currency exchange and interest rates, including potential inflation; seasonality in our business and in the business of our customers; the impact of competition; the changes and trends in our industry or the global economy; and the changes in laws, rules, regulations, and global standards are material factors in preparing forward-looking information and management’s expectations.
Forward-looking information is necessarily based on a number of opinions, estimates and assumptions that we considered appropriate and reasonable as of the date such statements are made, is subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to the factors described in the “Summary of Factors Affecting our Performance” section of this MD&A, in the “Risk Factors” section of our Annual Information Form dated May 19, 2022, and in our other filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, all of which are available under our profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.
If any of these risks or uncertainties materialize, or if the opinions, estimates or assumptions underlying the forward-looking information prove incorrect, actual results or future events might vary materially from those anticipated in the forward-looking information. The opinions, estimates or assumptions referred to above and described in greater detail in this MD&A should be considered carefully by prospective investors.
Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. No forward-looking information is a guarantee of future results. Accordingly, you should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this MD&A represents our expectations as of the date hereof or as of the date it is otherwise stated to be made, as applicable, and is subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required under applicable securities laws.
All of the forward-looking information contained in this MD&A is expressly qualified by the foregoing cautionary statements.
This MD&A includes certain trademarks, including “Lightspeed”, "NuORDER" and other trademarks, which are protected under applicable intellectual property laws and are our property. Solely for convenience, our trademarks and trade names referred to in this MD&A may appear without the ® or ™ symbol, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights to these trademarks and trade names.
Additional information relating to Lightspeed, including our most recently completed Annual Information Form, can be found on SEDAR at www.sedar.com and EDGAR at www.sec.gov.
Overview
Lightspeed offers a cloud-based commerce platform that connects suppliers, merchants and consumers while enabling omni-channel experiences. Our software platform provides our customers with the critical functionality they need to engage with consumers, manage their operations, accept payments, and grow their businesses. We serve customers globally, empowering single- and multi-location retailers, restaurants, golf course operators and other companies to compete successfully in an omni-channel market environment by engaging with consumers across online, mobile, social, and physical channels. We primarily target small and medium-sized businesses (“SMBs”) with our easy to use and cost efficient solutions. The majority of our revenue is recurring or reoccurring and we have a strong track-record of growing revenue per customer over time.
Our cloud platform is designed around three interrelated elements: omni-channel consumer experience, a comprehensive back-office operations management suite to improve our customers’ efficiency and insight, and the facilitation of payments. Key functionalities of our platform include full omni-channel capabilities, POS, product and menu management, employee and inventory management, analytics and reporting, multi-location connectivity, order-ahead and curbside pickup functionality, loyalty, customer management and tailored financial solutions such as Lightspeed Payments and Lightspeed Capital. By
(2)

delivering our solutions through the cloud, we enable merchants to reduce dependency on the brick and mortar channel and interact with customers anywhere (in store, online, mobile and social), gain a deeper understanding of their customers and operations by tracking activity and key metrics across all channels, and update inventory, run analytics, change menus, send promotions and otherwise manage their business operations from any location.
Our position at the point of commerce puts us in a strong and advantaged position for payment processing and allows us to collect transaction-related data insights. Our payments solutions are becoming increasingly available to a larger portion of our customer base as we added availability in several new countries during Fiscal 2022 in addition to our core base of retail and hospitality customers in the United States and Canada. Our transaction-based revenue was $264.0 million in Fiscal 2022, an increase of 218% from the $83.0 million in transaction-based revenue for Fiscal 2021. This was primarily driven by increased customer adoption of our payments solutions and an increase of 261% in GPV1 compared to Fiscal 2021.
Our Payments Penetration Rate1 was approximately 13% in March 2022 demonstrating the extent of the opportunity before us. As our customer GTV1 grows, so does our payments opportunity, which opportunity also continues to be bolstered by our expansion of our payments solutions to more of our core markets.
Our platform is built to scale with our customers, supporting them as they open new locations, and offering increasingly sophisticated solutions as their business requirements become more complex. Our platform helps SMBs avoid having to piece together multiple, and often disjointed, applications from various providers to leverage the technology they need to run and grow their businesses. Our ecosystem of development, channel and installation partners further reinforces the scalability of our solutions, making them customizable and extensible. We work alongside our customers through their business journey by providing industry-leading onboarding and support services, and fundamentally believe that our success is directly connected to their success.
On April 16, 2021, we completed the acquisition of Vend Limited ("Vend"), a cloud-based retail management software company, based in New Zealand, thereby expanding our international presence. On July 1, 2021, we completed the acquisition of Los Angeles-based NuORDER, Inc. (“NuORDER”), a transformative digital platform connecting businesses and suppliers in numerous countries. In addition to accelerating our own ambitions to engage suppliers, the acquisition of NuORDER provides us with a business-to-business financial services opportunity. On October 1, 2021, we completed the acquisition of the Ecwid corporate group ("Ecwid"), a California-based global eCommerce platform provider. The acquisition of Ecwid has enhanced our omni-channel offering with easy-to-use tools to quickly sell online allowing merchants to better combine digital and physical operations. These acquisitions coupled with our organic growth have also created opportunities for us to leverage our increased scale to derive better economics from our payment partners and other vendors that we utilize to deliver our solutions, as well as broaden our brand awareness.
During Fiscal 2022, we launched our all-new Lightspeed Restaurant, a unified hospitality commerce and point-of-sale platform, and we announced our new eCommerce product Lightspeed eCommerce, built on the integration of our acquisition of Ecwid. Subsequent to the end of Fiscal 2022, we launched Lightspeed Retail, a groundbreaking new retail commerce platform that unites advanced POS, payments, and eCommerce into one cohesive and powerful solution.
To further complement our core cloud solutions, we offer a merchant cash advance program called Lightspeed Capital. This program provides cash advances to eligible merchants and is designed to help them with overall business growth and cash management. Merchants use these cash advances to manage their cash flows, to buy inventory, and to invest in marketing.
We sell our solutions primarily through our direct sales force in North America, Europe, the UK, Australia and New Zealand, supplemented by indirect channels in other countries around the world. Our platform is well-suited for various types of SMBs, particularly single- and multi-location retailers with complex operations, such as those with a high product count, diverse inventory needs or a service component, golf course operators and hospitality customers ranging from quick service and festivals to hotels and fine dining establishments.
Excluding the impact of Customer Locations1 attributable to the Ecwid eCommerce standalone product, which Customer Locations carry a lower ARPU1, the monthly ARPU of our Customer Locations was approximately $270 per Customer Location as at March 31, 2022 as compared to just over $200 per Customer Location as at March 31, 2021. Including the Customer Locations attributable to the Ecwid eCommerce standalone product, our customers generated monthly ARPU of approximately $145 per Customer Location as at March 31, 2022.
1 Refer to the section entitled "Key Performance Indicators"
(3)

As at March 31, 2022, we had approximately 323,000 Customer Locations in over 100 countries, which includes approximately 160,000 Customer Locations attributable to the Ecwid eCommerce standalone product. For Fiscal 2022, our cloud-based software-as-a-service platform processed GTV of $74.0 billion (excluding amounts processed through the NuORDER solution from our GTV because they represent business-to-business volume rather than business-to-consumer volume and we do not currently have a robust payments solution for business-to-business volume), which represents growth of 119% relative to $33.7 billion of GTV processed during Fiscal 2021. Our GTV processed during Fiscal 2022 includes a $1.5 billion GTV contribution from Customer Locations attributable to the Ecwid eCommerce standalone product since we acquired Ecwid on October 1, 2021. For the three months ended March 31, 2022 compared to the March 31, 2021, our omni-channel retail GTV growth was 74% and our hospitality GTV growth was 67%.
After excluding the impact of any acquisitions that occurred since the end of the prior comparable period so as to provide a consistent basis of comparison, organic GTV growth for Fiscal 2022 was 51% which growth was driven by a 36% increase in GTV from omni-channel retail customers, and an increase in hospitality GTV of 73% despite on-and-off lockdowns in certain geographies (39%, 17% and 67%, respectively for the three months ended March 31, 2022). For greater clarity, where an acquisition occurred part way through the prior comparable period, such acquisition's contributions in the current period are included for purposes of calculating organic GTV only to the extent of the same months they were included in the prior comparable period.
Our approximately 323,000 Customer Locations as at March 31, 2022 are located 51% in North America and 49% across the rest of the world. Excluding the approximately 160,000 Customer Locations attributable to the Ecwid eCommerce standalone product, the split of the Customer Locations between retail and hospitality represents approximately 63% and 37% of our total Customer Locations, respectively. When including the Customer Locations attributable to the Ecwid eCommerce standalone product, the split between retail and hospitality represents approximately 81% and 19% of our total Customer Locations, respectively. Despite the Ecwid acquisition adding a significant number of lower ARPU Customer Locations to our overall customer base, our attention continues to be focused on serving the complex SMBs to which our solutions are particularly well-suited and we believe that leveraging Ecwid's platform as our flagship eCommerce offering will enable these businesses to enhance their omnichannel reach and increase their selling flexibility.
We believe we have a distinct leadership position in SMB commerce given our scale, breadth of capabilities, and diversity of customers. As a result, our business has grown significantly. We generate revenue primarily from the sale of cloud-based software subscriptions and our payments solutions. We offer pricing plans designed to meet the needs of our current and prospective customers that enable Lightspeed solutions to scale with SMBs as they grow. Our subscription plans vary from monthly plans to one-year and multi-year terms. We have become more accommodating of monthly payment plans for our customers aimed in part to encourage adoption of our payments solutions. We have also integrated our software with various third party payment processors who pay us a revenue share of the payment processing revenue for customers we refer to them. These arrangements generally predate the availability of our payments solutions in the various markets we serve. Revenue from these arrangements is included in our transaction-based revenue.
Our total revenue has increased to $548.4 million for Fiscal 2022 from $221.7 million for Fiscal 2021, representing year-over-year growth of 147%, with Vend, NuORDER and Ecwid representing a combined $76.1 million of the total revenue for Fiscal 2022. For Fiscal 2022, subscription revenue accounted for 45% of our total revenues (54% for Fiscal 2021), and transaction-based revenue accounted for 48% of our total revenues (37% for Fiscal 2021). We achieved a positive Net Dollar Retention Rate2 in Fiscal 2022.
After excluding the impact of any acquisitions that occurred since the end of the prior comparable period so as to provide a consistent basis of comparison, organic subscription and transaction-based revenue growth for Fiscal 2022 compared to Fiscal 2021 was 62% (48% for the three months ended March 31, 2022). For greater clarity, where an acquisition occurred part way through the prior comparable period, such acquisition's contributions in the current period are included for purposes of calculating organic subscription and transaction-based revenue growth only to the extent of the same months they were included in the prior comparable period.
In addition, we offer a variety of hardware and other services to provide value-added support to our merchants and supplement our subscription and transaction-based revenue solutions. These revenues are generally one-time revenues associated with the sale of hardware with which our solutions integrate and the sale of professional services in support of the installation and implementation of our solutions. For Fiscal 2022, this revenue accounted for 7% of our total revenue (9% for Fiscal 2021).
2 Refer to the section entitled "Key Performance Indicators"
(4)

We plan to continue making investments to drive future growth. We believe that our future success depends on a number of factors, including our ability to expand our market share, build on successes of our payments and tailored financial solutions, add more solutions to our platform, expand our presence within verticals, and our ability to selectively pursue and to integrate value-enhancing acquisitions. We are pleased with the performance of our acquired businesses and the progress made on their integration.
Our Lightspeed Supplier Network, and the acquisition of NuORDER, once fully integrated, will provide customers with greater supplier access and inventory visibility, automate manual ordering, consolidate supplier portals into the POS, streamline omni-channel operations by making it easy to import product details and photos into the POS, and ensure use of supplier-approved brand names and images. Meanwhile, suppliers will benefit from greater access to real time data on goods sold by customers and enhanced brand presence with customers. Going deep into verticals also creates opportunities for us to monetize our data up and down the supply chain.
The acquisition of Ecwid allows merchants to enhance omnichannel reach and increase selling flexibility, including through social media platforms and digital market places.
We believe that we have significant opportunity to continue to expand ARPU given the number of customers adopting more Lightspeed products over time and that our continued investments will increase our revenue base, improve the retention of this base and strengthen our ability to increase sales to our customers. We have not been profitable to date and the acquisition strategy that we have executed to date has increased our cost structure significantly. If we are unable to successfully implement our growth strategies, we may not be able to achieve profitability. For Fiscal 2022 and Fiscal 2021, we incurred an operating loss of $318.3 million and $129.7 million, respectively. Our cash flows used in operating activities for Fiscal 2022 were $87.2 million, and our Adjusted Cash Flows Used in Operating Activities3 were $61.3 million compared to $93.1 million and $41.4 million, respectively, for Fiscal 2021.
Sustainability
Sustainability is embedded in our guiding principles, and we are working towards a sustainable future and a greener economy. As part of this commitment, we have taken steps to reduce our carbon footprint and our customers’ carbon footprint. We partner with Sustainably Run on a Carbon Free Dining program in the UK. We give our customers the ability to offset the carbon emissions associated with their diners by planting GiftTrees and we provide them sustainable credits. After the successful implementation of the program in the UK which has seen the planting of approximately 1 million trees, we plan to expand this program to other regions. In addition to offsetting carbon emissions, these trees provide food, income and education for the communities sponsored to plant the trees. We also partner with TravelPerk to offset carbon emissions for our business travel by airplane, automobile, and train. We choose to partner with companies that are also environmentally conscientious. Most of our solutions are powered by Amazon Web Services ("AWS") and Google Cloud platforms. Google Cloud is 100% powered by renewable energy and AWS has committed to powering its operations with 100% renewable energy by 2025. Additionally, a small portion of our solutions are hosted in data centers, which primarily run on renewable energy.
Lightspeed is also a place of diversity, equity and inclusion, and it has been since our Executive Chair Dax Dasilva founded the Company in Montreal’s Gay Village in 2005. The first four Lightspeed employees were all from the LGBTQ2S+ community and, based on our most recent annual DEI engagement survey, 11% of our employees identify as LGBTQ2S+. Our commitment to a diverse and inclusive workplace can be seen at all levels of our Company from our Employee-led Networks for women, LGBTQ2S+ community members and BIPOC community members to our board of directors, 44% of the members of which identify as women (57% of the independent members of which identify as women). We believe in creating value across our ecosystem, including by ensuring meaningful wealth creation opportunities for all employees. All employees are granted an equity stake in the Company upon hire, ensuring employees’ interests are aligned with those of our shareholders.
COVID-19
There continues to be uncertainty regarding the duration and magnitude of the COVID-19 Pandemic and the ability to control resurgences and new variants worldwide, making it difficult to assess the future impact on our customer base, the end markets we serve and the resulting effect on our business and operations, both in the short term and in the long term.
Despite the ongoing risks and uncertainties, however, we continue to believe the impact of the COVID-19 Pandemic on the retail and hospitality industries has accelerated the need for our solutions as SMBs look to augment traditional in-person selling models
3Refer to the section entitled "Non-IFRS Measures and Ratios and Reconciliation of Non-IFRS Measures and Ratios".
(5)

with online and digital strategies. A large portion of our market is currently served by legacy on-premise systems that are expensive, complicated and poorly equipped to help SMBs adapt to this immediate need. This represents a significant opportunity for us to grow our customer base. We believe our growth, despite a challenging macro-economic environment is an ongoing indicator of this accelerated shift to our cloud-based solutions. Lightspeed believes it is well-positioned to capitalize on this opportunity and will continue to leverage its privileged position at the point of sale to also seize our payments opportunity.

Seizing our payments opportunity means monetizing a larger portion of our customers’ GTV, which for Fiscal 2022 was $74.0 billion up 119% from the $33.7 billion we processed in Fiscal 2021. We expect GTV variability as measures around the world to manage the impact of the COVID-19 Pandemic are eased or intensified; however, we believe our diversity in customer verticals and geographies we serve will continue to be a strong asset of the business.
We are continuing to monitor the impact of the COVID-19 Pandemic on our business, financial condition and operations, as further discussed below. Refer to the sections of this MD&A entitled "Summary of Factors Affecting Our Performance", to the “Risk Factors” section of our most recent Annual Information Form, and to our other filings with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, all of which can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, for a discussion about the risks with which we are faced.
Russian Invasion of Ukraine
We do not have any significant operations, customers or supplier relationships in Russia, Belarus or Ukraine, and have ceased our selling activities to new customers in Russia and Belarus. Our revenues and our operating expenses in Russia, Belarus and Ukraine were less than 0.1% of total revenues and less than 1% of total operating expenses, respectively, for Fiscal 2022. All of our intellectual property and customer data is located outside of the region. We do have personnel in Russia who were brought on via our acquisition of Ecwid, and as part of our business continuity plans have been relocating some personnel outside of Russia to mitigate any reliance on the region. We plan to relocate as many of our personnel as possible and transition business operations from the region in order to ensure the safety of our personnel and to continue to conduct business operations uninterrupted. We will continue to monitor the situation closely, and to date we have not experienced any disruptions in our business operations.
The United States State Department has issued a warning that one of the potential escalations that may result in connection with the war in Ukraine and in response to the increased sanctions announced by many countries against Russia, could be an increased risk of cyber-security attacks to the networks and operations of companies operating from countries that have participated in sanctions against Russia. We take that concern very seriously and have increased our own efforts to monitor our networks and information technology infrastructure for any signs of such attacks.
Key Performance Indicators
We monitor the following key performance indicators to help us evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions. These key performance indicators are also used to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures and ratios. We also believe that securities analysts, investors and other interested parties frequently use industry metrics in the evaluation of issuers. Our key performance indicators may be calculated in a manner different than similar key performance indicators used by other companies.
Average Revenue Per User. “Average Revenue Per User” or “ARPU” represents the total subscription revenue and transaction-based revenue of the Company in the period divided by the number of Customer Locations of the Company in the period. When excluding Customer Locations attributable to the Ecwid eCommerce standalone product, which Customer Locations carry a lower ARPU, the monthly ARPU of our Customer Locations grew to approximately $270 per Customer Location as at March 31, 2022 compared to just over $200 per Customer Location as at March 31, 2021. When including Customer Locations attributable to the Ecwid eCommerce standalone product, our customers generated monthly ARPU of approximately $145 per Customer Location as at March 31, 2022. For greater clarity and consistent with how we have historically calculated ARPU, the number of Customer Locations of the Company in the period is calculated by taking the average number of Customer Locations throughout the period.
Customer Locations. “Customer Location” means a billing merchant location for which the term of services have not ended, or with which we are negotiating a renewal contract, and, in the case of NuORDER, a brand with a direct or indirect paid subscription for which the terms of services have not ended or in respect of which we are negotiating a subscription renewal. A single unique customer can have multiple Customer Locations including physical and eCommerce sites and in the case of NuORDER, multiple subscriptions. We believe that our ability to increase the number of Customer Locations
(6)

served by our platform is an indicator of our success in terms of market penetration and growth of our business. We have successfully demonstrated a history of growing the number of our Customer Locations. As of March 31, 2022 and March 31, 2021, approximately 323,000 and approximately 119,000 Customer Locations, respectively, were utilizing our platform. Our Customer Locations as of March 31, 2022 include approximately 160,000 Customer Locations attributable to the Ecwid eCommerce standalone product. In light of the acquisition of NuORDER, the definition of Customer Locations was adjusted during the three months ended September 30, 2021 to include brands with direct or indirect paid subscriptions.
Gross Payment Volume. “Gross Payment Volume” or “GPV” means the total dollar value of transactions processed, excluding amounts processed through the NuORDER solution, in the period through our payments solutions in respect of which we act as the principal in the arrangement with the customer, net of refunds, inclusive of shipping and handling, duty and value-added taxes. We believe that growth in our GPV demonstrates the extent to which we have scaled our payments solutions. As the number of Customer Locations using our payments solutions grows, we will generate more GPV and see higher transaction-based revenue. For the three months ended March 31, 2022, GPV was $2.2 billion compared to $1.0 billion for the three months ended March 31, 2021, representing growth of 132%. For Fiscal 2022, GPV was $8.1 billion compared to $2.3 billion during Fiscal 2021, representing growth of 261%. We have excluded amounts processed through the NuORDER solution from our GPV because they represent business-to-business volume rather than business-to-consumer volume and we do not currently have a robust payments solution for business-to-business volume.
Gross Transaction Volume. “Gross Transaction Volume” or “GTV” means the total dollar value of transactions processed through our cloud-based software-as-a-service platform, excluding amounts processed through the NuORDER solution, in the period, net of refunds, inclusive of shipping and handling, duty and value-added taxes. We believe GTV is an indicator of the success of our customers and the strength of our platform. GTV does not represent revenue earned by us. For the three months ended March 31, 2022, GTV was $18.4 billion compared to $10.8 billion for the three months ended March 31, 2021, representing growth of 71%. Our GTV processed during the three months ended March 31, 2022 includes a $0.8 billion GTV contribution from Ecwid. For Fiscal 2022, GTV was $74.0 billion compared to $33.7 billion for Fiscal 2021, representing growth of 119%. Our GTV processed during Fiscal 2022 includes a $1.5 billion GTV contribution from Ecwid. We have excluded amounts processed through the NuORDER solution from our GTV because they represent business-to-business volume rather than business-to-consumer volume and we do not currently have a robust payments solution for business-to-business volume.
Payments Penetration Rate. “Payments Penetration Rate” means GPV divided by GTV. We believe that our Payments Penetration Rate demonstrates the extent to which we have capitalized on the payments opportunity within our customer base. The Payments Penetration Rate grew to approximately 13% in March 2022 compared to approximately 10% in March 2021.
Net Dollar Retention Rate. We believe that our ability to retain and expand the revenues generated from our existing customers is an indicator of the long-term value of our customer relationships. We track our performance in this area by measuring our “Net Dollar Retention Rate”, which is calculated as of the end of each month by considering the cohort of customers on our commerce platforms as of the beginning of the month and dividing our subscription and transaction-based revenues attributable to this cohort in the then-current month by total subscription and transaction-based revenue attributable to this cohort in the immediately preceding month. Despite the impact of the COVID-19 Pandemic and the spread of variants of the COVID-19 virus, for Fiscal 2022, we had Net Dollar Retention Rates in excess of 100% as calculated using an average of the monthly Net Dollar Retention Rates for those periods.
Non-IFRS Measures and Ratios and Reconciliation of Non-IFRS Measures and Ratios
The information presented within this MD&A includes certain financial measures and ratios such as “Adjusted EBITDA”, "Adjusted Loss", "Adjusted Loss per Share - Basic and Diluted", and "Adjusted Cash Flows Used in Operating Activities". These measures and ratios are not recognized measures and ratios under IFRS and do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures and ratios presented by other companies. Rather, these measures and ratios are provided as additional information to complement those IFRS measures and ratios by providing further understanding of our results of operations from management’s perspective. Accordingly, these measures and ratios should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. These non-IFRS measures and ratios are used to provide investors with supplemental measures and ratios of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures and ratios. We also believe that securities analysts, investors and other interested parties frequently use non-IFRS measures and ratios in the evaluation of issuers. Our management also uses non-IFRS measures and ratios in order to facilitate operating performance
(7)

comparisons from period to period, to prepare annual operating budgets and forecasts and to determine components of management compensation.
Adjusted EBITDA
Adjusted EBITDA is defined as net loss excluding interest, taxes, depreciation and amortization, or EBITDA, as adjusted for share-based compensation and related payroll taxes, compensation expenses relating to acquisitions completed, foreign exchange gains and losses, transaction-related costs, restructuring and litigation provisions. The following table reconciles net loss to Adjusted EBITDA for the periods indicated:

	Three months ended March 31,		Fiscal year ended March 31,

(In thousands of US dollars)	2022	2021	2022	2021
	$	$	$	$

Net loss	(114,517)	(42,045)	(288,433)	(124,278)
Share-based compensation and related payroll taxes(1)	41,625	11,144	109,066	44,755
Depreciation and amortization(2)	29,972	15,450	104,548	36,483
Foreign exchange loss(3)	29	550	611	2,098
Net interest (income) expense(2)	(1,014)	(147)	(2,988)	353
Acquisition-related compensation(4)	20,433	2,144	50,491	11,807
Transaction-related costs(5)	872	2,459	9,653	11,615
Restructuring(6)	606	1,760	803	1,760
Litigation provisions(7)	576	—	1,655	—
Income tax expense (recovery)	1,679	(936)	(26,921)	(5,792)

Adjusted EBITDA	(19,739)	(9,621)	(41,515)	(21,199)
(1)These expenses represent non-cash expenditures recognized in connection with issued stock options and other awards under our equity incentive plans to our employees and directors as well as related payroll taxes given that they are directly attributable to share-based compensation; they can include estimates and are therefore subject to change. For the three months and fiscal year ended March 31, 2022, share-based compensation expense was $41,934 and $108,916, respectively (March 2021 - $11,782 and $33,859), and related payroll taxes were a recovery of $309 and an expense of $150, respectively (March 2021 - recovery of $638 and expense of $10,896). These costs are included in direct cost of revenues, general and administrative expenses, research and development expenses and sales and marketing expenses (see note 9 to the audited annual consolidated financial statements for the details).
(2)In connection with the accounting standard IFRS 16 - Leases, for the three months ended March 31, 2022, net loss includes depreciation of $2,032 related to right-of-use assets, interest expense of $288 on lease liabilities, and excludes an amount of $2,111 relating to rent expense ($1,221, $303, and $1,588, respectively, for the three months ended March 31, 2021). For Fiscal 2022, net loss includes depreciation of $7,743 related to right-of-use assets, interest expense of $1,204 on lease liabilities, and excludes an amount of $8,133 relating to rent expense ($3,876, $1,048, and $4,436, respectively, for Fiscal 2021).
(3)These non-cash losses relate to foreign exchange translation.
(4)These costs represent a portion of the consideration paid to acquired businesses that is contingent upon the ongoing employment obligations for certain key personnel of such acquired businesses, and/or on certain performance criteria being achieved.
(5)These expenses relate to professional, legal, consulting, accounting, advisory, and other fees relating to our public offerings and acquisitions that would otherwise not have been incurred. These costs are included in general and administrative expenses and sales and marketing expenses.
(6)Certain functions and the associated management structure were reorganized and will continue to be reorganized to realize synergies and ensure organizational agility. The expenses associated with this reorganization were recorded as a restructuring charge.
(7)These costs represent provisions taken and other costs, such as legal fees, incurred in respect of certain litigation matters, net of amounts covered by insurance and indemnifications. These costs do not include provisions taken and other costs incurred in respect of litigation matters of a nature that we consider normal to our business. These costs were not included in Fiscal 2021 as we did not incur costs for these litigation matters in Fiscal 2021. These costs are included in general and administrative expenses.

(8)

Adjusted Loss and Adjusted Loss per Share - Basic and Diluted
Adjusted Loss is defined as net loss excluding amortization of intangibles, as adjusted for share-based compensation and related payroll taxes, compensation expenses relating to acquisitions completed, transaction-related costs, restructuring, litigation provisions and deferred income tax expense (recovery). Adjusted Loss per Share - Basic and Diluted is defined as Adjusted Loss divided by the weighted average number of common shares (basic and diluted). The following table reconciles net loss to Adjusted Loss for the periods indicated:

	Three months ended March 31,		Fiscal year ended March 31,

(In thousands of US dollars, except number of shares and per share amounts)	2022	2021	2022	2021
	$	$	$	$

Net loss	(114,517)	(42,045)	(288,433)	(124,278)
Share-based compensation and related payroll taxes(1)	41,625	11,144	109,066	44,755
Amortization of intangible assets	26,151	13,359	91,812	30,128
Acquisition-related compensation(2)	20,433	2,144	50,491	11,807
Transaction-related costs(3)	872	2,459	9,653	11,615
Restructuring(4)	606	1,760	803	1,760
Litigation provisions(5)	576	—	1,655	—
Deferred income tax expense (recovery)(6)	1,397	(984)	(28,024)	(5,958)

Adjusted Loss	(22,857)	(12,163)	(52,977)	(30,171)

Weighted average number of Common Shares (basic and diluted)	148,473,309	123,865,361	141,580,917	105,221,907

Adjusted Loss per Share - Basic and Diluted(6)	(0.15)	(0.10)	(0.37)	(0.29)
(1)These expenses represent non-cash expenditures recognized in connection with issued stock options and other awards under our equity incentive plans to our employees and directors as well as related payroll taxes given that they are directly attributable to share-based compensation, they can include estimates and therefore subject to change. For the three months and fiscal year ended March 31, 2022, share-based compensation expense was $41,934 and $108,916, respectively (March 2021 - $11,782 and $33,859), and related payroll taxes were a recovery of $309 and an expense of $150, respectively (March 2021 - recovery of $638 and expense of $10,896). These costs are included in direct cost of revenues, general and administrative expenses, research and development expenses and sales and marketing expenses (see note 9 to the consolidated financial statements for the details).
(2)These costs represent a portion of the consideration paid to acquired businesses that is associated with the ongoing employment obligations for certain key personnel of such acquired businesses, and/or on certain performance criteria being achieved.
(3)These expenses relate to professional, legal, consulting, accounting, advisory, and other fees relating to our public offerings and acquisitions that would otherwise not have been incurred. These costs are included in general and administrative expenses and sales and marketing expenses.
(4)Certain functions and the associated management structure were reorganized and will continue to be reorganized to realize synergies and ensure organizational agility. The expenses associated with this reorganization were recorded as a restructuring charge.
(5)These costs represent provisions taken and other costs, such as legal fees, incurred in respect of certain litigation matters, net of amounts covered by insurance and indemnifications. These costs do not include provisions taken and other costs incurred in respect of litigation matters of a nature that we consider normal to our business. These costs were not included in Fiscal 2021 as we did not incur costs for these litigation matters in Fiscal 2021. These costs are included in general and administrative expenses.
(6)Unlike Adjusted Net Loss and Adjusted Net Loss per Share which we presented for quarters up until and including the three months ended June 30, 2021, Adjusted Loss and Adjusted Loss per Share - Basic and Diluted adjusts Net Loss for deferred income tax expense (recovery). We believe this adjustment provides a more useful metric to our stakeholders than Adjusted Net Loss and Adjusted Net Loss per Share given that the majority of our deferred income tax expense (recovery) arises due to our acquisitions and not ordinary course operations.

(9)

Adjusted Cash Flows Used in Operating Activities
Adjusted Cash Flows Used in Operating Activities is defined as cash flows used in operating activities as adjusted for the payment of payroll taxes on share-based compensation, the payment of compensation expenses relating to acquisitions completed, the payment of transaction costs assumed through recent acquisitions, the payment of transaction-related costs, the payment of restructuring costs and payments related to litigation provisions net of amounts received as insurance and indemnification proceeds. An explanation of the Adjusted Cash Flows Used in Operating Activities can be found in the Liquidity and Capital Resources section of this MD&A. The following table reconciles cash flows used in operating activities to Adjusted Cash Flows Used in Operating Activities for the periods indicated:

	Three months ended March 31,		Fiscal year ended March 31,

(In thousands of US dollars)	2022	2021	2022	2021
	$	$	$	$

Cash flows used in operating activities	(11,342)	(24,131)	(87,218)	(93,064)
Payroll taxes related to share-based compensation(1)	156	(1,070)	4,953	(335)
Acquisition-related compensation(2)	746	803	7,839	8,066
Payment of assumed transaction costs from recent acquisitions(3)	—	90	540	31,456
Transaction-related costs(4)	431	8,862	11,668	11,778
Restructuring(5)	501	726	1,590	726
Litigation provisions(6)	(366)	—	(654)	—

Adjusted Cash Flows Used in Operating Activities	(9,874)	(14,720)	(61,282)	(41,373)
(1)These amounts represent the cash inflow and outflow of payroll taxes on our issued stock options and other awards under our equity incentive plans to our employees and directors.
(2)These amounts represent the cash outflow of a portion of the consideration paid to acquired businesses that is associated with the ongoing employment obligations for certain key personnel of such acquired businesses, and/or on certain performance criteria being achieved.
(3)These adjustments relate to the settlement of transaction-related costs of the targets that were outside the regular course of business for our acquisitions and which were assumed as liabilities on the relevant acquisition dates. We retained amounts in respect of these liabilities on the closing of each transaction that would otherwise have been paid to the sellers in the transactions. These amounts were not reflected in our net loss given that they were already taken as expenses by the acquired companies prior to the closing of each transaction.
(4)These amounts represent the cash outflows, and inflows due to timing differences, related to professional, legal, consulting, accounting, advisory, and other fees relating to our public offerings and acquisitions that would otherwise not have been incurred.
(5)Certain functions and the associated management structure were reorganized and will continue to be reorganized to realize synergies and ensure organizational agility. The expenses associated with this reorganization were recorded as a restructuring charge.
(6)These amounts represent the cash inflow and outflow of provisions taken, and other costs such as legal fees incurred, in respect of certain litigation matters, net of amounts received as insurance and indemnification proceeds. These cash inflows and outflows do not include cash inflows and outflows in respect of litigation matters of a nature that we consider normal to our business. These cash inflows and outflows were not included in Fiscal 2021 as we did not incur cash inflows and outflows for these litigation matters in Fiscal 2021.
Summary of Factors Affecting our Performance
We believe that the growth and future success of our business depends on many factors, including those described below. While each of these factors presents significant opportunities for our business, they also pose important challenges, some of which are discussed below, in the “Risk Factors” section of our most recent Annual Information Form, and in our other filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, all of which can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.
Market Adoption of our Platform
We intend to continue to drive adoption of our advanced commerce platform by scaling our solutions to meet the needs of both new and existing customers of all types and sizes. We believe that there is significant potential to increase penetration of our total addressable market and attract new customers and that this potential has become even greater due to the COVID-19 Pandemic accelerating the need for SMBs to move away from legacy on-premise systems towards cloud-based omni-channel solutions. We plan to do this by further developing our products and services, embedding ourselves up and down the supply chain within the ecosystem of verticals as well as continuing to invest in marketing strategies tailored to attract new businesses to our platform, both in our existing geographies and new markets around the world. We also intend to selectively evaluate opportunities to offer
(10)

our solutions to businesses operating in industry verticals that we do not currently serve. We plan to continue to invest in our platform to expand our Customer Location footprint and drive market adoption, particularly of our payments solutions, and our operating cash flows may fluctuate as we make these investments. Our market is large, evolving, highly-fragmented, competitive and has low barriers to entry. Our competitors range from large, well-established vendors to smaller, earlier-stage ones. We expect competition to intensify in the future, particularly as industry consolidation occurs and as large, well-established vendors increasingly service more complex customers.
Customer Adoption of our Payments Solutions
Our payments solutions are becoming increasingly available to a larger portion of our customer base as we added availability in several new countries during Fiscal 2022 in addition to our core base of retail and hospitality customers in the United States and Canada. We believe that our payments solutions will continue to be an increasingly important part of our business as we make them available to our broader customer base and across our core geographies. Our payments solutions are designed to be transparent and easy to understand, and we have priced our solutions at market competitive rates based on a percentage of GTV electronically processed through our platform. We continue to see increased adoption of our payment processing solutions, which are the largest driver of revenue growth for the Company. As an increasing proportion of our revenue is generated from our payments solutions, we believe that while our total revenues may grow significantly, our gross margins will decrease over time due to the lower gross margin profile of our transaction-based revenue stream relative to the higher gross margin profile of our subscription revenue stream.
Cross-selling and Up-selling with Existing Customers

Our existing customers represent a significant opportunity to cross-sell and up-sell products and services with limited incremental sales and marketing expense. We use a “land and expand” approach, with many of our customers initially deploying our platform for a specific use case. Once they realize the benefits and wide functionality of our platform, they can expand the number of use cases including services such as Lightspeed Analytics, Lightspeed Payments and Lightspeed Capital. We plan to continually invest in product development, and in sales and marketing, to add more solutions to our platform and to increase the usage and awareness of our solutions. Such investments include integrating the NuORDER platform to enable inventory ordering straight from our merchants’ POS, and to provide brands with data insights on consumers and trends to optimize manufacturing and distribution. Our future revenue growth and our ability to achieve and maintain profitability is dependent upon our ability to maintain existing customer relationships and to continue to expand our customers’ use of our comprehensive suite of solutions.
Scaling our Sales and Marketing Team
Our ability to achieve significant growth in future revenue will largely depend upon the effectiveness of our sales and marketing efforts, both domestically and internationally. The majority of our sales and marketing efforts are accomplished in-house, and we believe the strength of our sales and marketing team is critical to our success. We have invested and intend to continue to invest meaningfully in terms of expanding our sales force, and consequently, we anticipate that our headcount will continue to increase as a result of these investments. To complement this strategy, we have begun to invest in outbound-led and partner-led lead generation, particularly in our U.S. markets. In certain instances, we may supplement this approach with field sales teams.
International Sales

We believe that global demand for our platform will continue to increase as SMBs seek out end-to-end solutions with omni-channel capabilities to enable their businesses to thrive and succeed in an increasingly complex operating environment. Accordingly, we believe there is a significant opportunity to grow our international business. We have invested, and plan to continue to invest, ahead of this potential demand in personnel and marketing, and to make selective acquisitions to support our international growth. We completed the acquisition of Vend in April 2021 and the acquisition of Ecwid in October 2021, further expanding our presence internationally. For each new geography where we expand or seek to expand, we focus on understanding the needs of the local market and invest to develop relationships and our products, as well as understanding and complying with applicable local regulatory and compliance frameworks.
Seasonality
We believe our transaction-based revenues will continue to represent an increasing proportion of our overall revenue mix over time as a result of the continued global rollout of our payments solutions, and we expect seasonality of our quarterly results to
(11)

continue to increase. We expect our overall revenues will continue to become increasingly correlated with respect to the GTV processed by our customers through our platform.

Foreign Currency
Our presentation and functional currency is the U.S. dollar. We derive the largest portion of our revenues in U.S. dollars and a large proportion of our expenses in U.S. dollars. Our head office and a significant portion of our employees are located in Canada, along with additional presence in Europe, Australia and New Zealand, and as such, a large amount of our expenses are incurred in Canadian dollars and Euros with a smaller proportion of expenses incurred in other foreign currencies. As a result, our results of operations may be adversely impacted by a decrease in the value of the U.S. dollar relative to these currencies but primarily the Canadian dollar and the Euro. During Fiscal 2022, we adopted a hedging program to mitigate the impact of foreign currency fluctuations on future cash flows and earnings by entering into foreign exchange forward contracts which we have designated as cash flow hedges. We do not have foreign exchange forward contracts in place with respect to all currencies in which we currently do business but may, from time to time, enter into additional foreign exchange forward contracts in respect of other foreign currencies. Currency hedging entails a risk of illiquidity and, to the extent the applicable foreign currency fluctuates in value against the U.S. dollar, the use of hedges could result in losses greater than if the hedging had not been used. There can be no assurance that our hedging strategies, if any, will be effective in the future or that we will be able to enter into foreign exchange forward contracts on satisfactory terms. See the “Risk Factors” section of our most recent Annual Information Form, which can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, for a discussion on exchange rate fluctuations.
Selective Pursuit of Acquisitions
We have complemented our organic growth strategies by taking a targeted and opportunistic approach to acquisitions, identifying acquisition targets with a view to accelerating our product roadmap, increasing our market penetration, going deep into verticals and creating value for our shareholders. Throughout our history, we have accrued significant sales and marketing expertise, which we leverage to facilitate our continued global expansion both organically and in integrating the companies we acquire.
We believe that we remain well-positioned to continue to grow organically around the globe and to selectively pursue new acquisitions given our experience and scale. However, such acquisitions and investments could divert management’s attention, result in operating difficulties due to a lack of timely and proper completion or integration, or otherwise disrupt our operations and adversely affect our business, operating results or financial position, regardless of whether such acquisitions and investments are ultimately completed.
Economic conditions and resulting consumer spending trends
Our performance is subject to worldwide economic conditions and global events, including political, economic, social and environmental risks that may impact our operations or our customers’ operations. Such conditions and events may adversely affect consumer confidence, consumer spending, consumer discretionary income or changes in consumer purchasing habits. The current deterioration in general economic conditions, including the rise in unemployment rates, inflation and increases in interest rates, may adversely affect consumer spending, consumer debt levels and credit and debit card usage, and as a result, adversely affect our financial performance by reducing the number or average purchase amount of transactions processed using our payments solutions. A significant majority of the customers that use our platform are SMBs and many of our customers are in the entrepreneurial stage of their development. SMBs may be disproportionately affected by the aforementioned economic conditions or economic downturns, especially if they sell discretionary goods. SMBs frequently have limited budgets and may choose to allocate their spending to items other than our platform, especially in times of economic uncertainty or recessions. Economic and geopolitical uncertainties, including those related to the COVID-19 Pandemic, variants of the COVID-19 virus, and Russia's recent invasion of Ukraine may further amplify such risks.
Economic downturns may adversely impact retail and restaurant sales, which could result in us processing lower payments volumes and customers who use our platform going out of business or deciding to stop using our services in order to conserve cash. Moreover, our customers that run restaurants operate in an industry which is intensely competitive and subject to heightened exposure to economic conditions affecting consumer discretionary spending, resulting in overall risk and a rate of failure that are typically greater than for businesses generally.

Weakening economic conditions may also adversely affect third parties, including suppliers and partners, with whom we have entered into relationships and upon whom we depend in order to operate and grow our business. Uncertain and adverse economic conditions may also lead to increased write-offs of our trade receivables, and refunds and chargebacks or potential losses to our merchant cash advance program, any of which could adversely affect our business.
(12)

COVID-19 Pandemic
Although the Company has sustained strong growth in spite of challenging macro-economic conditions, partially aided by acquisitions, the future impact of the COVID-19 Pandemic on our business, financial condition and results of operations remains uncertain. Measures attempting to contain and mitigate the effects of the virus such as travel restrictions, self-isolation measures, mandatory closures of non-essential services and businesses, physical distancing practices, and the resulting effect on the operations of and spending by merchants, brands and consumers including supply chain issues have disrupted and may in the future disrupt our normal operations and impact our employees, vendors, partners, and our customers and their consumers. The degree to which COVID-19 will continue to affect our business, operating results and financial condition will depend on highly uncertain and unpredictable future developments including the duration and magnitude of the COVID-19 Pandemic, the spread of variants of the COVID-19 virus, the availability, distribution and efficacy of vaccines, the impact of the COVID-19 Pandemic and related restrictions on economic activity and domestic and international trade, and the extent and the impact of these and other factors on our employees, partners, vendors, customers and their consumers.
The current global crisis has impacted and may in the future impact our customers, including their GTV, overall demand for our services, and anticipated subscription pauses and churn rates due to business closures and temporary business shutdowns. It has also limited, and may in the future limit, their ability to obtain inventory or ingredients and supplies, to generate sales, or to make timely payments to us. Since the beginning of the COVID-19 Pandemic, we have at various times and in various geographies engaged in customer-focused initiatives aimed at supporting our customers during the COVID-19 Pandemic. These initiatives had a negative impact on revenue and cash flows. We may continue such customer-focused initiatives or implement new ones in the verticals and geographies that are or continue to be impacted by the COVID-19 Pandemic.
COVID-19 has also caused heightened uncertainty in the global economy. Slowdowns in economic growth, particularly if they reduce consumer spending, may negatively impact our customers and our results of operations. Uncertain and adverse economic conditions may also lead to increased write-offs of our trade receivables, and refunds and chargebacks or potential losses for our merchant cash advance program which may require us to recognize an impairment related to our assets in our financial statements. No such impairment has been recognized as at March 31, 2022.
Uncertainty in the global economy and market volatility has been and may continue to be exacerbated by new variants and mutation of the COVID-19 virus. Continued capital markets volatility may cause further declines in the price of our Subordinate Voting Shares, increasing the risk that further securities class action lawsuits may be instituted against us.
The COVID-19 Pandemic and related restrictions may also disrupt or delay the ability of employees to work, cause delays or disruptions in services provided by our vendors, increase our vulnerability and that of our partners and service providers to security breaches, denial of service attacks or other hacking or phishing attacks, or cause other unpredictable events. The duration, severity and ongoing impacts of the COVID-19 Pandemic may also have the effect of heightening many of the other risks described herein, in our most recent Annual Information Form and in our filings with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. Additionally, although we have attempted to identify the COVID-19-related risks faced by our business, the uncertainty and lack of predictability around the COVID-19 Pandemic means there may be other risks not presently known to us or that we presently believe are not material that could also affect our business, financial condition and results of operations.
While it remains difficult to estimate the overall severity, extent or duration of the COVID-19 Pandemic, to the extent it materially adversely effects our employees, customers, vendors, partners and/or other stakeholders, it may also have a material adverse effect on our business, financial condition or results of operations.
Key Components of Results of Operations
Revenues
Subscription Revenue
We principally generate subscription-based revenue through the sale of subscriptions to our software solutions. We offer pricing plans designed to meet the needs of our current and prospective customers that enable our solutions to scale with customers as they grow. Our subscription plans are sold as monthly, one-year or multi-year plans. Subscription plans for our cloud-based solutions include maintenance and support. Customers purchase subscription plans directly from us or through our channel partners. In addition to the core subscriptions outlined above, customers can purchase add-on services such as delivery, order anywhere, advanced reporting, accounting and analytics, amongst others.
(13)

In addition, we generate revenues through referral fees and revenue sharing agreements from our partners to whom we direct business.
Transaction-based Revenue
We generate transaction-based revenues by providing our customers with the functionality to accept payments from consumers. Such revenues come in the form of transaction fees and represent a percentage of GTV processed by our customers through our offered solutions. We generate transaction-based revenues from our payments solutions as well as our revenue sharing agreements with our integrated payment partners. The revenue sharing arrangements mainly predate the availability of Lightspeed Payments and are also the result of inherited revenue streams from some of our recent acquisitions. Since we do not act as the principal in these arrangements, we recognize revenue from these streams at the net amount retained by us in accordance with IFRS. It also means we generally earn inferior economics as a result when compared to payments solutions in respect of which we act as principal given that we have less control of the underlying customer relationship. During Fiscal 2022, we began to offer payments solutions in respect of which we act as principal to customers acquired through the acquisition of ShopKeep. This provides us more control over the customer relationship, and increases transaction volumes with our payment processing partners, which in turn provides us better payment economics overall. As a consequence of acting as the principal in the relationship, we also recognize the payment processing fees at the gross amount of consideration paid by the customer, instead of the net amount of consideration we retain. The incremental revenue of this activity was approximately $4.5 million in Fiscal 2022. We also earn revenues from Lightspeed Capital, a merchant cash advance ("MCA") program pursuant to which the we purchase a designated amount of future receivables at a discount, and the customer remits a fixed percentage of their daily sales to us, until the outstanding balance has been fully remitted.
Our payments solutions allow our customers to accept electronic payments in-store, through connected terminals and online. Our payments solutions are becoming increasingly available to a larger portion of our customer base as we added availability in several new countries during Fiscal 2022 in addition to our core base of retail and hospitality customers in the United States and Canada. Offering a fully integrated payment functionality is highly complementary to the platform we offer our customers today and will allow us to monetize a greater portion of the $74.0 billion in GTV processed in Fiscal 2022.
Hardware and Other Revenue
These revenues are generally one-time revenues associated with the sale of hardware with which our solutions integrate and the sale of professional services in support of the installation and implementation of our solutions. We generate revenues through the sale of POS peripheral hardware such as our tablets, customer facing display, receipt printers, networking hardware, cash drawers, payment terminals, servers, stands, bar-code scanners, and an assortment of accessories.
Although our software solutions are intended to be turnkey solutions that can be used by the customer as delivered, we provide professional services to our customers in some circumstances in the form of on-site installations and implementations. These implementation services are typically delivered through our internal integrations team or through a network of certified partners. Additionally, from time to time we earn one-time fees for integration work performed pursuant to certain strategic partnerships.
Direct Cost of Revenues
Subscription Cost of Revenue
Cost of subscription revenue primarily includes salaries and other employee related costs for a subset of the support team, costs associated with hosting infrastructure for our services and other corporate overhead allocations. Significant expenses include costs of our support including total salaries and benefits, share-based compensation and related payroll taxes, data center capacity costs, and other third-party direct costs such as customer support and royalties and amounts paid to third-party cloud service providers.
Transaction-based Cost of Revenue
Transaction-based cost of revenue primarily includes direct costs when transactions are processed using our payments solutions, salaries and other employee related costs, including share-based compensation and related payroll taxes, for a subset of the support team, and other corporate overhead allocations. The direct costs include costs of interchange and network assessment fees, processing fees, and bank settlement fees to third-party payment processors and financial institutions involved in settlement.
(14)

Hardware and Other Cost of Revenue
Cost of these revenues primarily includes costs associated with our hardware solutions, such as the cost of acquiring the hardware inventory, including hardware purchase price, expenses associated with third-party fulfillment companies, shipping and handling and inventory adjustments, expenses related to costs of professional services provided to customers, salaries and other employee related costs, including share-based compensation and related payroll taxes, and other corporate overhead allocations.
Operating Expenses
General and Administrative
General and administrative expenses consist of salaries and other employee related costs, including share-based compensation and related payroll taxes, for finance, accounting, legal, administrative, human resources, as well as financial services. These expenses also consist of expenses related to information technology, information systems, security, and corporate data employees which expenses are partially allocated to research and development, sales and marketing, and direct cost of revenues. General and administrative expenses also include other professional fees, transaction-related fees related to our acquisitions, costs associated with internal systems and general corporate expenses. As a public company in the United States, it is expensive for us to obtain director and officer liability insurance with the current cost being approximately $9 million annually, and we continue to have to manage trade-offs between accepting reduced coverage or incurring substantially higher costs to continue our coverage. In the longer term, we expect general and administrative expenses to decrease as a percentage of total revenues as we focus on processes, systems and controls to enable our internal support functions to scale with the growth of our business.
Research and Development
Research and development expenses consist primarily of salaries and other employee related costs, including share-based compensation and related taxes, for product-related functions including product management, core development, data, product design and development and other corporate overhead allocations. We continue to invest our research and development efforts on developing added features and solutions, as well as increasing the functionality and enhancing the ease of use of our platform. These expenses give rise to tax credits primarily from the Canadian Federal Scientific Research and Experimental Development Program and the Tax Credit for the Development of e-business, or "SR&ED" and "e-business" tax credits, respectively. The Company's e-business tax credits are refundable, while the SR&ED tax credits are non-refundable and are carried forward to reduce future income taxes payable. Given the Company’s recent losses in Canada, these SR&ED credits have not been recognized in the financial statements. Upon recognition, they will reduce research and development expenses. Although not immediately, given that we are still scaling our technology group in line with anticipated growth, we expect research and development expenses to decline in proportion to total revenue as we achieve additional economies of scale from our expansion.
Sales and Marketing
Sales and marketing expenses consist primarily of selling and marketing costs and salaries and other employee related costs, including share-based compensation and related payroll taxes, for sales and business development and marketing. Other costs within sales and marketing include costs of acquisition of new customers, travel-related expenses and corporate overhead allocations. We plan to continue to expand sales and marketing efforts to attract new customers, retain existing customers and increase revenues from both new and existing customers. Over time, we expect sales and marketing expenses will decline as a percentage of total revenues as we achieve additional economies of scale from our expansion.
Acquisition-related Compensation
Acquisition-related compensation expenses represent the portion of the consideration paid to acquired businesses which is payable contingent on the ongoing employment or service obligations for certain key personnel of such acquired businesses, and/or on certain performance criteria being achieved. This portion of the purchase price is amortized over the related service period for those key personnel.
(15)

Results of Operations
The following table outlines our consolidated statements of loss for the three months and the fiscal years ended March 31, 2022 and 2021:

	Three months ended March 31,		Fiscal year ended March 31,

(In thousands of US dollars, except per share amounts)	2022	2021	2022	2021
	$	$	$	$
Revenues
Subscription	70,542	39,747	248,430	119,323
Transaction-based	66,729	35,521	264,044	82,951
Hardware and other	9,287	7,127	35,898	19,454

Total revenues	146,558	82,395	548,372	221,728

Direct cost of revenues
Subscription	20,657	11,238	72,192	31,756
Transaction-based	43,822	18,776	159,432	42,626
Hardware and other	12,426	8,316	45,575	19,677

Total cost of revenues	76,905	38,330	277,199	94,059

Gross profit	69,653	44,065	271,173	127,669

Operating expenses
General and administrative	28,240	17,241	95,253	53,035
Research and development	36,837	17,041	121,150	55,303
Sales and marketing	67,388	33,007	216,659	96,900
Depreciation of property and equipment	1,789	870	4,993	2,479
Depreciation of right-of-use assets	2,032	1,221	7,743	3,876
Foreign exchange loss	29	550	611	2,098
Acquisition-related compensation	20,433	2,144	50,491	11,807
Amortization of intangible assets	26,151	13,359	91,812	30,128
Restructuring	606	1,760	803	1,760

Total operating expenses	183,505	87,193	589,515	257,386

Operating loss	(113,852)	(43,128)	(318,342)	(129,717)

Net interest income (expense)	1,014	147	2,988	(353)

Loss before income taxes	(112,838)	(42,981)	(315,354)	(130,070)

Income tax expense (recovery)
Current	282	48	1,103	166
Deferred	1,397	(984)	(28,024)	(5,958)

Total income tax expense (recovery)	1,679	(936)	(26,921)	(5,792)

Net loss	(114,517)	(42,045)	(288,433)	(124,278)

Net loss per share – basic and diluted	(0.77)	(0.34)	(2.04)	(1.18)
(16)

The following table outlines share-based compensation and the related payroll taxes associated with these expenses included in the results of operations for the three months and the fiscal years ended March 31, 2022 and 2021:

	Three months ended March 31,		Fiscal year ended March 31,

(In thousands of US dollars)	2022	2021	2022	2021
	$	$	$	$

Direct cost of revenues	2,149	864	6,345	3,231
General and administrative	10,736	3,072	26,377	11,123
Research and development	10,319	1,043	29,705	10,941
Sales and marketing	18,421	6,165	46,639	19,460

Total share-based compensation and related costs	41,625	11,144	109,066	44,755

For the three months and fiscal year ended March 31, 2022, the share-based compensation expense was $41,934 and $108,916, respectively (March 2021 - $11,782 and $33,859), and the related payroll taxes were a recovery of $309 and an expense of $150, respectively (March 2021 - recovery of $638 and expense of $10,896).

The increase in share-based compensation and related payroll taxes in the three months and fiscal year ended March 31, 2022 was primarily driven by the issuance of stock options and awards to new and existing employees, including those from our recent acquisitions, to our Chief Executive Officer ("CEO"), Chief Operating Officer ("COO") and Chief Financial Officer ("CFO") in connection with their promotion to these positions, and to key personnel and executives as retention incentives in a competitive job market. In the three months ended December 31, 2021, we granted equity awards to certain existing employees pursuant to a special one-time retention grant. In the three months ended March 31, 2022, we granted long-term, multi-year performance-based options to Mr. Chauvet in connection with his appointment to CEO, and to Mr. Nussey and Ms. Hotchandani Bakshani in connection with their promotions to COO and CFO, respectively. The share-based compensation and related costs in the sales and marketing expense for the three months and fiscal year ended March 31, 2022 includes PSUs issued to the founders of NuORDER, with each tranche being tied to the continuing employment of the founders and, for applicable tranches, certain performance criteria being achieved. The aforementioned special retention and promotion grants and performance-based stock options were extraordinary grants that we do not expect to reoccur in Fiscal 2023.
Results of Operations for the Three Months and the Fiscal Years Ended March 31, 2022 and 2021
Revenues

	Three months ended March 31,				Fiscal year ended March 31,

(In thousands of US dollars, except percentages)	2022	2021	Change	Change	2022	2021	Change	Change
	$	$	$	%	$	$	$	%

Revenues
Subscription	70,542	39,747	30,795	77.5	248,430	119,323	129,107	108.2
Transaction-based	66,729	35,521	31,208	87.9	264,044	82,951	181,093	218.3
Hardware and other	9,287	7,127	2,160	30.3	35,898	19,454	16,444	84.5

Total revenues	146,558	82,395	64,163	77.9	548,372	221,728	326,644	147.3

Percentage of total revenues
Subscription	48.1%	48.2%			45.3%	53.8%
Transaction-based	45.5%	43.1%			48.2%	37.4%
Hardware and other	6.4%	8.7%			6.5%	8.8%

Total	100%	100%			100%	100%
(17)

Subscription Revenue
Subscription revenue for the three months ended March 31, 2022 increased by $30.8 million or 77% as compared to the three months ended March 31, 2021. The increase was primarily due to growth in our subscription customer base including customers from the acquisitions of Vend, NuORDER and Ecwid. Customers adopting additional modules of our platform also contributed to the increase in subscription revenue in the period.
Subscription revenue for Fiscal 2022 increased by $129.1 million or 108% as compared to Fiscal 2021. The increase was primarily due to growth in our subscription customer base including customers from the acquisitions of ShopKeep, Upserve, Vend, NuORDER and Ecwid. Customers adopting additional modules of our platform also contributed to the increase in subscription revenue.
Transaction-based Revenue
Transaction-based revenue for the three months ended March 31, 2022 increased by $31.2 million or 88% as compared to the three months ended March 31, 2021. The increase was primarily due to continued adoption of our payments solutions, an increase from $1.0 billion for the three months ended March 31, 2021 to $2.2 billion for the three months ended March 31, 2022 in GPV representing 132% growth, as well as additional revenue from the acquisitions of Vend and Ecwid. Our transaction-based revenue also benefited from an amendment to a revenue-sharing contract with one of our payment processing partners during the three months ended December 31, 2021 pursuant to which improved rates were negotiated for future processing volumes.
Transaction-based revenue for Fiscal 2022 increased by $181.1 million or 218% as compared to Fiscal 2021. The increase was primarily due to continued adoption of our payments solutions, an increase in GPV of 261% from $2.3 billion to $8.1 billion, as well as additional revenue from the acquisitions of ShopKeep, Upserve, Vend and Ecwid. Our transaction-based revenue also benefited from an amendment to a revenue-sharing contract with one of payment processing partners during Fiscal 2022 pursuant to which improved rates were negotiated for future processing volumes. In addition, the new rates were negotiated to be applicable retroactively to a portion of past volumes as well, leading to approximately $5.5 million of transaction-based revenue being recognized in Fiscal 2022.
Hardware & Other Revenue
Hardware and other revenue for the three months ended March 31, 2022 increased by $2.2 million or 30% as compared to the three months ended March 31, 2021 due to the increase in sales of our hardware and implementation services as well as to the revenue contributions of NuORDER and Ecwid, offset by additional discounts and incentives provided during the three months ended March 31, 2022 in order to encourage new business given the competitive nature of our industry.
Hardware and other revenue for Fiscal 2022 increased by $16.4 million or 85% as compared to Fiscal 2021 due to the increase in sales of our hardware and implementation services as well as to the revenue contributions of ShopKeep, Upserve, NuORDER and Ecwid, offset by additional discounts and incentives provided during Fiscal 2022 in order to encourage new business given the competitive nature of our industry.
(18)

Direct Cost of Revenues

	Three months ended March 31,				Fiscal year ended March 31,

(In thousands of US dollars, except percentages)	2022	2021	Change	Change	2022	2021	Change	Change
	$	$	$	%	$	$	$	%

Direct cost of revenues
Subscription	20,657	11,238	9,419	83.8	72,192	31,756	40,436	127.3
Transaction-based	43,822	18,776	25,046	133.4	159,432	42,626	116,806	274.0
Hardware and other	12,426	8,316	4,110	49.4	45,575	19,677	25,898	131.6

Total costs of revenues	76,905	38,330	38,575	100.6	277,199	94,059	183,140	194.7

Percentage of revenue
Subscription	29.3%	28.3%			29.1%	26.6%
Transaction-based	65.7%	52.9%			60.4%	51.4%
Hardware and other	133.8%	116.7%			127.0%	101.1%

Total	52.5%	46.5%			50.5%	42.4%
Subscription Cost of Revenue
Subscription cost of revenue for the three months ended March 31, 2022 increased by $9.4 million or 84% as compared to the three months ended March 31, 2021. Included in subscription cost of revenue for the three months ended March 31, 2022 was $1.7 million in share-based compensation expense and related payroll taxes, compared to $0.8 million in the three months ended March 31, 2021. Excluding share-based compensation expense and related payroll taxes, the increase of $8.5 million was primarily due to higher employee-related costs of $5.9 million, higher hosting costs of $1.8 million associated with supporting a greater number of Customer Locations utilizing our platform, including from the acquisitions of Vend, NuORDER and Ecwid, a $0.5 million increase in royalties, and a $0.3 million increase in professional fees and other costs.
Subscription cost of revenue for Fiscal 2022 increased by $40.4 million or 127% as compared to Fiscal 2021. Included in subscription cost of revenue for Fiscal 2022 was $5.0 million in share-based compensation, compared to $3.2 million in Fiscal 2021. The remainder of the increase of $38.5 million was primarily due to higher employee-related costs of $24.7 million, higher hosting costs of $8.7 million associated with supporting a greater number of Customer Locations utilizing our platform, including from the acquisitions of ShopKeep, Upserve, Vend, NuORDER and Ecwid, higher royalties of $3.4 million, higher professional fees and other costs of $0.7 million, and $1.0 million received in respect of government-sponsored COVID-19 wage subsidy programs in Fiscal 2021.
Transaction-based Cost of Revenue
Transaction-based cost of revenue for the three months ended March 31, 2022 increased by $25.0 million or 133% as compared to the three months ended March 31, 2021. The increase was due to direct costs related to higher revenue from our payments solutions compared to the three months ended March 31, 2021.
Transaction-based cost of revenue for Fiscal 2022 increased by $116.8 million or 274% as compared to Fiscal 2021. The increase was due to direct costs related to higher revenue from our payments solutions, including higher transaction-based revenue from the acquisitions of ShopKeep and Upserve compared to Fiscal 2021.
Hardware and Other Cost of Revenue
Direct cost of hardware and other revenue for the three months ended March 31, 2022 increased by $4.1 million or 49% as compared to the three months ended March 31, 2021 due to the increase in revenue for the period. The negative margins were due to discounts and incentives provided in order to encourage new business given the competitive nature of our industry.
Direct cost of hardware and other revenue for Fiscal 2022 increased by $25.9 million or 132% as compared to Fiscal 2021 due to the increase in revenue for the period. The negative margins were due to discounts and incentives provided in order to encourage new business given the competitive nature of our industry.
(19)

Gross Profit

	Three months ended March 31,				Fiscal year ended March 31,

(In thousands of US dollars, except percentages)	2022	2021	Change	Change	2022	2021	Change	Change
	$	$	$	%	$	$	$	%

Gross profit	69,653	44,065	25,588	58.1	271,173	127,669	143,504	112.4

Percentage of total revenues	47.5%	53.5%			49.5%	57.6%
Gross profit for the three months ended March 31, 2022 increased by $25.6 million or 58% compared to the three months ended March 31, 2021. The increase was primarily due to growth in our subscription and transaction-based revenue as a result of more Customer Locations using our platform, increased GPV, and the impact of our acquisitions of Vend, NuORDER and Ecwid. A higher proportion of transaction-based revenue in the three months ended March 31, 2022 as compared to the three months ended March 31, 2021 reduced gross profit as a percentage of revenue.
Gross profit for Fiscal 2022 increased by $143.5 million or 112% compared to Fiscal 2021. The increase was primarily due to growth in our subscription and transaction-based revenue as a result of more Customer Locations using our platform, increased GPV, and the impact of our acquisitions of ShopKeep, Upserve, Vend, NuORDER and Ecwid. A higher proportion of transaction-based revenue in Fiscal 2022 as compared to Fiscal 2021 reduced gross profit as a percentage of revenue.
Operating Expenses
General and Administrative

	Three months ended March 31,				Fiscal year ended March 31,

(In thousands of US dollars, except percentages)	2022	2021	Change	Change	2022	2021	Change	Change
	$	$	$	%	$	$	$	%

General and administrative	28,240	17,241	10,999	63.8	95,253	53,035	42,218	79.6

Percentage of total revenues	19.3%	20.9%			17.4%	23.9%
General and administrative expenses for the three months ended March 31, 2022 increased by $11.0 million or 64% compared to the three months ended March 31, 2021. Included in general and administrative expenses for the three months ended March 31, 2022 is $10.7 million of share-based compensation expense and related payroll taxes, $0.6 million in transaction-related costs and $0.6 million in respect of provisions and other costs incurred in respect of certain litigation matters, net of amounts covered by insurance and indemnification proceeds, compared to $3.1 million, $2.2 million and nil, respectively, in the three months ended March 31, 2021. When excluding share-based compensation and related payroll taxes, transaction-related costs and provisions and other costs incurred in respect of certain litigation matters, net of amounts covered by insurance and indemnification proceeds, general and administrative expenses increased by $4.4 million driven by growth in our headcount and higher salary costs of $3.0 million which includes $1.4 million from the acquisitions of Vend, NuORDER and Ecwid, $2.2 million related to an increase in professional fees and other expenses, offset by a $0.2 million decrease in D&O insurance and a $0.6 million decrease in bad debt expense. Our general and administrative expenses as a percentage of revenue decreased from 21% to 19% from the three months ended March 31, 2021 to the three months ended March 31, 2022.
General and administrative expenses for Fiscal 2022 increased by $42.2 million or 80% compared to Fiscal 2021. Included in general and administrative expenses for Fiscal 2022 is $26.4 million of share-based compensation expense and related payroll taxes, $8.4 million in transaction-related costs and $1.7 million in respect of provisions and other costs incurred in respect of certain litigation matters, net of amounts covered by insurance and indemnification proceeds, compared to $11.1 million, $10.4 million and nil, respectively, in Fiscal 2021. When excluding share-based compensation and related payroll taxes, transaction-related costs and provisions and other costs incurred in respect of certain litigation matters, net of amounts covered by insurance and indemnification proceeds, general and administrative expenses increased by $27.3 million driven by growth in our headcount and higher salary costs of $15.7 million which includes $6.9 million from the acquisitions of ShopKeep, Upserve, Vend, NuORDER, and Ecwid, $8.0 million related to an increase in professional fees and other expenses, a $3.8 million increase in D&O insurance as a result of going public in the U.S. in September 2020, and $1.5 million received in respect of government-
(20)

sponsored COVID-19 wage subsidy programs in Fiscal 2021, offset by $1.7 million from lower bad debt expense. Our general and administrative expenses as a percentage of revenue decreased from 24% to 17% from Fiscal 2021 to Fiscal 2022.
Research and Development

	Three months ended March 31,				Fiscal year ended March 31,

(In thousands of US dollars, except percentages)	2022	2021	Change	Change	2022	2021	Change	Change
	$	$	$	%	$	$	$	%

Research and development	36,837	17,041	19,796	116.2	121,150	55,303	65,847	119.1

Percentage of total revenues	25.1%	20.7%			22.1%	24.9%
Research and development expenses for the three months ended March 31, 2022 increased by $19.8 million or 116% compared to the three months ended March 31, 2021. Included in research and development expenses for the three months ended March 31, 2022 is $10.3 million of share-based compensation expense and related payroll taxes compared to $1.0 million in the three months ended March 31, 2021. When excluding share-based compensation and related payroll taxes, research and development expenses increased by $10.5 million driven by growth in our headcount and higher salary costs of $8.9 million which includes $5.0 million from the acquisitions of Vend, NuORDER and Ecwid, $0.7 million related to an increase in hosting costs and $0.9 million related to an increase in professional fees and other expenses. As we continue to make meaningful investments in getting our solutions such as our flagship retail and hospitality platforms and Lightspeed Supplier Network rolled out to the market, our research and development costs as a percentage of revenue increased from 21% to 25% from the three months ended March 31, 2021 to the three months ended March 31, 2022. As our transaction-based revenues continue to represent an increasing proportion of our overall revenue mix, seasonality impacted this increase in percentage given that the three months ended March 31, 2022 is generally a seasonally slow period for our customers' GTV.
Research and development expenses for Fiscal 2022 increased by $65.8 million or 119% compared to Fiscal 2021. Included in research and development expenses for Fiscal 2022 is $29.7 million of share-based compensation expense and related payroll taxes compared to $10.9 million in Fiscal 2021. When excluding share-based compensation and related payroll taxes, research and development expenses increased by $47.1 million driven by growth in our headcount and higher salary costs of $39.5 million which includes $27.4 million from the acquisitions of ShopKeep, Upserve, Vend, NuORDER and Ecwid, $1.7 million related to an increase in hosting costs, $3.3 million related to an increase in professional fees and other expenses, and $2.6 million received in respect of government-sponsored COVID-19 wage subsidy programs in Fiscal 2021. Our research and development costs as a percentage of revenue decreased from 25% to 22% from Fiscal 2021 to Fiscal 2022.
Sales and Marketing

	Three months ended March 31,				Fiscal year ended March 31,

(In thousands of US dollars, except percentages)	2022	2021	Change	Change	2022	2021	Change	Change
	$	$	$	%	$	$	$	%

Sales and marketing	67,388	33,007	34,381	104.2	216,659	96,900	119,759	123.6

Percentage of total revenues	46.0%	40.1%			39.5%	43.7%
Sales and marketing expenses for the three months ended March 31, 2022 increased by $34.4 million or 104% as compared to the three months ended March 31, 2021. Included in sales and marketing expenses for the three months ended March 31, 2022 is $18.4 million of share-based compensation expense and related payroll taxes and $0.3 million in transaction-related costs compared to $6.2 million and $0.3 million, respectively, in the three months ended March 31, 2021. When excluding share-based compensation and related payroll taxes and transaction-related costs, sales and marketing expenses increased by $22.1 million driven by growth in our headcount and higher salary costs of $11.5 million which includes $3.2 million from the acquisitions of Vend, NuORDER and Ecwid, $10.3 million incurred for other growth-focused investments in sales and marketing and $0.3 million related to an increase in professional fees and other expenses. Our sales and marketing costs as a percentage of revenue increased from 40% to 46% from the three months ended March 31, 2021 to the three months ended March 31, 2022. As our transaction-based revenues continue to represent an increasing proportion of our overall revenue mix, seasonality impacted this
(21)

increase in percentage of revenue given that the three months ended March 31, 2022 is generally a seasonally slow period for our customers' GTV.
Sales and marketing expenses for Fiscal 2022 increased by $119.8 million or 124% as compared to Fiscal 2021. Included in sales and marketing expenses for Fiscal 2022 is $46.6 million of share-based compensation expense and related payroll taxes and $1.2 million in transaction-related costs compared to $19.5 million and $1.2 million, respectively, in Fiscal 2021. When excluding share-based compensation and related payroll taxes and transaction-related costs, sales and marketing expenses increased by $92.5 million driven by growth in our headcount and higher salary costs of $51.6 million which includes $22.3 million from the acquisitions of ShopKeep, Upserve, Vend, NuORDER and Ecwid, $37.1 million incurred for other growth-focused investments in sales and marketing, $0.8 million related to an increase in professional fees and other expenses, and $3.0 million received in respect of government-sponsored COVID-19 wage subsidy programs in Fiscal 2021. Our sales and marketing costs as a percentage of revenue decreased from 44% to 40% from Fiscal 2021 to Fiscal 2022.
Depreciation

	Three months ended March 31,				Fiscal year ended March 31,

(In thousands of US dollars, except percentages)	2022	2021	Change	Change	2022	2021	Change	Change
	$	$	$	%	$	$	$	%

Depreciation of property and equipment	1,789	870	919	105.6	4,993	2,479	2,514	101.4
Depreciation of right-of-use assets	2,032	1,221	811	66.4	7,743	3,876	3,867	99.8

	3,821	2,091	1,730	82.7	12,736	6,355	6,381	100.4

Percentage of total revenues	2.6%	2.5%			2.3%	2.9%
Depreciation of property and equipment expenses for the three months ended March 31, 2022 increased by $0.9 million or 106% as compared to the three months ended March 31, 2021. The increase in the depreciation expense results from additions to property and equipment made throughout the last 12 months and the property and equipment obtained through our recent acquisitions. The increase in the depreciation of right-of-use assets of $0.8 million or 66% is mainly the result of leases obtained through our acquisitions of Vend and NuORDER.
Depreciation of property and equipment expenses for Fiscal 2022 increased by $2.5 million or 101% as compared to Fiscal 2021. The increase in the depreciation expense results from additions to property and equipment made throughout the last 12 months and the property and equipment obtained through our recent acquisitions. The increase in the depreciation of right-of-use assets of $3.9 million or 100% is mainly the result of leases obtained through our acquisitions of ShopKeep, Upserve, Vend and NuORDER.
Foreign Exchange Loss (Gain)

	Three months ended March 31,				Fiscal year ended March 31,

(In thousands of US dollars, except percentages)	2022	2021	Change	Change	2022	2021	Change	Change
	$	$	$	%	$	$	$	%

Foreign exchange loss	29	550	(521)	(94.7)	611	2,098	(1,487)	(70.9)

Percentage of total revenues	0.0%	0.7%			0.1%	0.9%
Foreign exchange loss for the three months and fiscal year ended March 31, 2022 decreased as compared to the three months and fiscal year ended March 31, 2021. Foreign exchange loss arises as we have financial assets and liabilities outstanding in currencies other than the U.S. dollar, our functional currency. Items included in our results are measured in U.S. dollars and foreign currency transactions are translated into U.S. dollars using the exchange rates prevailing at the date of the transactions or when items are re-measured with resulting gains and losses subsequently recognized.
(22)

Acquisition-related Compensation

	Three months ended March 31,				Fiscal year ended March 31,

(In thousands of US dollars, except percentages)	2022	2021	Change	Change	2022	2021	Change	Change
	$	$	$	%	$	$	$	%

Acquisition-related compensation	20,433	2,144	18,289	853.0	50,491	11,807	38,684	327.6

Percentage of total revenues	13.9%	2.6%			9.2%	5.3%
Acquisition-related compensation expense for the three months ended March 31, 2022 increased by $18.3 million or 853% compared to the three months ended March 31, 2021. The increase is due to the addition of deferred compensation from the acquisitions of NuORDER and Ecwid offset by a decrease in deferred compensation from our acquisitions of iKentoo in July 2019, Kounta in November 2019 and Gastrofix in January 2020, all of which have been fully settled. The majority of this contingent consideration is tied to ongoing employment obligations in connection with certain of our acquisitions. This contingent consideration was not included in the total purchase consideration, but rather was treated as an acquisition-related compensation expense for post-combination services.
Acquisition-related compensation expense for Fiscal 2022 increased by $38.7 million or 328% compared to Fiscal 2021. The increase is due to the addition of deferred compensation from the acquisitions of NuORDER and Ecwid offset by a decrease in deferred compensation from our acquisitions of iKentoo in July 2019, Kounta in November 2019 and Gastrofix in January 2020, all of which have been fully settled. The majority of this contingent consideration is tied to ongoing employment obligations in connection with certain of our acquisitions. This contingent consideration was not included in the total purchase consideration, but rather was treated as an acquisition-related compensation expense for post-combination services.
Amortization of Intangible Assets

	Three months ended March 31,				Fiscal year ended March 31,

(In thousands of US dollars, except percentages)	2022	2021	Change	Change	2022	2021	Change	Change
	$	$	$	%	$	$	$	%

Amortization of intangible assets	26,151	13,359	12,792	95.8	91,812	30,128	61,684	204.7

Percentage of total revenues	17.8%	16.2%			16.7%	13.6%
Amortization of intangible assets for the three months ended March 31, 2022 increased by $12.8 million or 96% as compared to the three months ended March 31, 2021. The increase in amortization relates to intangibles acquired through the Vend, NuORDER and Ecwid acquisitions.
Amortization of intangible assets for Fiscal 2022 increased by $61.7 million or 205% as compared to Fiscal 2021. The increase in amortization relates to intangibles acquired through the ShopKeep, Upserve, Vend, NuORDER and Ecwid acquisitions.
Restructuring

	Three months ended March 31,				Fiscal year ended March 31,

(In thousands of US dollars, except percentages)	2022	2021	Change	Change	2022	2021	Change	Change
	$	$	$	%	$	$	$	%

Restructuring	606	1,760	(1,154)	(65.6)	803	1,760	(957)	(54.4)

Percentage of total revenues	0.4%	2.1%			0.1%	0.8%
During the fiscal year ended March 31, 2022, certain functions and the associated management structure were reorganized to realize synergies and ensure organizational agility. The expenses associated with this plan were recorded as a restructuring charge. The restructuring expense consists entirely of severance costs. We expect additional restructuring charges throughout Fiscal 2023 as we continue to integrate and realize synergies from our recent acquisitions.
(23)

Other
Other Income (Expenses)

	Three months ended March 31,				Fiscal year ended March 31,

(In thousands of US dollars, except percentages)	2022	2021	Change	Change	2022	2021	Change	Change
	$	$	$	%	$	$	$	%

Net interest income (expense)	1,014	147	867	589.8	2,988	(353)	3,341	(946.5)

Percentage of total revenues	0.7%	0.2%			0.5%	(0.2)%
Net interest income (expense) relates to interest income earned in the period on cash and cash equivalents of $5.9 million during Fiscal 2022 offset by the interest arising from the loan drawdown made in connection with the acquisition of Gastrofix in January 2020, as well as interest expense on both the lease liabilities and acquisition-related compensation which expenses combined totaled $2.9 million of interest expense for Fiscal 2022.
Income Taxes

	Three months ended March 31,				Fiscal year ended March 31,

(In thousands of US dollars, except percentages)	2022	2021	Change	Change	2022	2021	Change	Change
	$	$	$	%	$	$	$	%

Income tax expense (recovery)
Current	282	48	234	487.5	1,103	166	937	564.5
Deferred	1,397	(984)	2,381	(242.0)	(28,024)	(5,958)	(22,066)	370.4

Total income tax expense (recovery)	1,679	(936)	2,615	(279.4)	(26,921)	(5,792)	(21,129)	364.8

Percentage of total revenues
Current	0.2%	0.1%			0.2%	0.1%
Deferred	1.0%	(1.2)%			(5.1)%	(2.7)%

Total	1.2%	(1.1)%			(4.9)%	(2.6)%
Deferred income tax went from a recovery of $1.0 million for the three months ended March 31, 2021 to an expense of $1.4 million for the three months ended March 31, 2022. The deferred income tax expense relates mainly to the impact of the recognition of a deferred tax liability related to acquired intangibles.
Deferred income tax recovery for Fiscal 2022 increased by $22.1 million or 370% as compared to Fiscal 2021. The increase in the recovery was primarily due to the recognition of a deferred tax asset on loss carry-forwards. The recognition occurred to offset the net deferred tax liability of both NuORDER and Ecwid as they joined the consolidated tax group.
Selected Annual Information

	Fiscal year ended March 31,

(In thousands of US dollars, except per share data)	2022	2021	2020
	$	$	$

Total revenues	548,372	221,728	120,637

Net loss	(288,433)	(124,278)	(53,531)

Loss per share – basic and diluted	(2.04)	(1.18)	(0.62)

Total assets	3,619,980	2,105,319	478,428

Total long-term liabilities	62,839	57,634	63,481
(24)

See “Results of Operations” in this MD&A for a more detailed discussion of the year-over-year changes in revenues and net loss.
Total Assets
Fiscal 2022 Compared to Fiscal 2021
Total assets increased by $1,514.7 million or 72% from Fiscal 2021 to Fiscal 2022 with cash accounting for $146.5 million of the increase primarily due to our August 2021 public offering, offset by cash spent in the Vend, NuORDER and Ecwid acquisitions. Goodwill increased by $1,132.4 million and intangibles by $175.1 million, net of amortization and exchange differences, related primarily to the acquisitions of Vend, NuORDER and Ecwid. Trade and other receivables accounted for $21.0 million of the increase which is primarily due to receivables assumed in our recent acquisitions, an increase in acquisition-related receivables from the sellers of our recent acquisitions which includes indemnification assets and working capital adjustments, and growing trade receivables and merchant cash advances given the growth of our business. The lease right-of-use assets accounted for $4.3 million of the increase mainly due to the leases assumed through our recent acquisitions and other new leases entered into in the period, property and equipment accounted for $8.1 million of the increase mainly due to an increase in leasehold improvements, other long term assets accounted for $9.9 million of the increase, and inventory accounted for $6.0 million of the increase. In addition, other current assets accounted for $11.4 million of the increase due to a D&O insurance prepayment, other assets obtained through our recent acquisitions as well as a deposit made in connection with our merchant cash advance business.
Fiscal 2021 Compared to Fiscal 2020
Total assets increased by $1,626.9 million or 340% from Fiscal 2020 to Fiscal 2021 with cash accounting for $596.2 million of the increase due to public offerings offset by cash spent for our recent acquisitions, goodwill of $825.3 million and intangibles of $171.7 million net of amortization and exchange differences from the acquisitions of ShopKeep and Upserve accounting for $997.0 million of the increase, trade and other receivables accounting for $13.9 million of the increase, inventory and other current assets accounting for $14.4 million of the increase, lease right-of-use assets accounting for $5.2 million of the increase, property and equipment accounting for $0.4 million of the increase, offset by restricted cash and other long term assets in the amount of $0.2 million.
Total Liabilities
Fiscal 2022 Compared to Fiscal 2021
Total current liabilities increased by $44.5 million from Fiscal 2021 to Fiscal 2022. The main drivers of this amount were an increase in the deferred revenue of $22.1 million, an increase in accounts payable and accrued liabilities of $13.3 million, an increase in lease liabilities of $2.5 million and an increase in income taxes payable of $6.6 million. The variance in the current liabilities was partially due to the recent acquisitions of Vend, NuORDER and Ecwid as well as the growth of the Company.
Total long-term liabilities increased by $5.2 million from Fiscal 2021 to Fiscal 2022. The main drivers of this amount were an increase of $5.5 million in deferred tax liabilities and an increase in lease liabilities of $2.5 million, offset by a decrease in deferred revenue of $0.7 million and a decrease in accrued payroll taxes on share-based compensation of $2.1 million.
Fiscal 2021 Compared to Fiscal 2020
Total current liabilities increased by $42.6 million from Fiscal 2020 to Fiscal 2021. The main drivers of this amount were an increase in the deferred revenue of $6.5 million, an increase in accounts payable and accrued liabilities of $34.2 million and an increase in lease liabilities of $1.8 million.
Total long-term liabilities decreased by $5.8 million from Fiscal 2020 to Fiscal 2021. The main drivers of this amount were a decrease of $2.7 million in deferred revenue due to shorter contract durations, a decrease of $5.2 million in deferred tax liabilities primarily due to the amortization of acquired intangible assets during the period and a decrease in other long-term liabilities of $5.0 million primarily due to a decrease in long-term acquisition related payables, offset by an increase in lease liabilities of $7.0 million primarily due to the leases obtained during our acquisitions.
(25)

Quarterly Results of Operations
The following table sets forth selected unaudited quarterly statements of operations data for each of the eight quarters ended March 31, 2022 in accordance with IFRS. This data should be read in conjunction with our audited annual consolidated financial statements and the notes related thereto. These quarterly operating results are not necessarily indicative of our operating results for a full year or any future period.

	Three months ended
(In thousands of US dollars, except per share data)	Jun. 30, 2020	Sept. 30, 2020	Dec. 31, 2020	Mar. 31, 2021	Jun. 30, 2021	Sept. 30, 2021	Dec. 31, 2021	Mar. 31, 2022
	$	$	$	$	$	$	$	$

Revenues	36,229	45,493	57,611	82,395	115,920	133,218	152,676	146,558
Direct cost of revenues	13,515	17,907	24,307	38,330	58,347	68,272	73,675	76,905

Gross profit	22,714	27,586	33,304	44,065	57,573	64,946	79,001	69,653

Operating expenses
General and administrative	6,799	8,230	20,765	17,241	22,277	23,081	21,655	28,240
Research and development	9,739	12,141	16,382	17,041	22,216	30,092	32,005	36,837
Sales and marketing	16,257	19,580	28,056	33,007	42,270	51,693	55,308	67,388
Depreciation of property and equipment	412	439	758	870	869	1,020	1,315	1,789
Depreciation of right-of-use assets	827	872	956	1,221	1,625	2,008	2,078	2,032
Foreign exchange loss	480	290	778	550	249	6	327	29
Acquisition-related compensation	5,129	2,276	2,258	2,144	2,014	9,032	19,012	20,433
Amortization of intangible assets	4,405	4,404	7,960	13,359	17,013	22,797	25,851	26,151
Restructuring	—	—	—	1,760	197	—	—	606

Total operating expenses	44,048	48,232	77,913	87,193	108,730	139,729	157,551	183,505

Operating loss	(21,334)	(20,646)	(44,609)	(43,128)	(51,157)	(74,783)	(78,550)	(113,852)
Net interest income (expense)	(301)	(132)	(67)	147	226	719	1,029	1,014

Loss before income taxes	(21,635)	(20,778)	(44,676)	(42,981)	(50,931)	(74,064)	(77,521)	(112,838)

Income tax expense (recovery)
Current	55	43	20	48	630	95	96	282
Deferred	(1,574)	(1,355)	(2,045)	(984)	(2,224)	(15,072)	(12,125)	1,397

Total income tax expense (recovery)	(1,519)	(1,312)	(2,025)	(936)	(1,594)	(14,977)	(12,029)	1,679

Net loss	(20,116)	(19,466)	(42,651)	(42,045)	(49,337)	(59,087)	(65,492)	(114,517)

Net loss per share – basic and diluted	(0.22)	(0.20)	(0.39)	(0.34)	(0.38)	(0.43)	(0.44)	(0.77)

Revenues
Our overall revenues continue to grow as we grow our global customer base and increase solution adoption amongst existing customers. Our revenues declined in the three months ended March 31, 2022 as compared to the three months ended December 31, 2021. Given the increase in the adoption of our payments solutions globally, transaction-based revenues are now approximately 46% of our total revenues for the three months ended March 31, 2022 and as a result, our overall revenues are significantly impacted by seasonality. The three months ended December 31 is our seasonally strongest quarter due to the holidays, while the three months ended March 31 is our slowest GTV quarter which causes a sequential decline in our revenues for the three months ended March 31, 2022 compared to the three months ended December 31, 2021.
Direct Cost of Revenues
Our total direct cost of revenues increased successively for all periods presented. The aggregate increase was primarily due to increased costs associated with supporting a greater number of Customer Locations utilizing our platform, as well as an increase in the number of customers on our payments solutions given the higher direct costs associated with transaction-based revenues, as well as the corresponding increase resulting from the acquisitions of Vend, NuORDER and Ecwid. There is an increase in direct cost of revenues for the three months ended March 31, 2022 despite a decrease in revenues in the same period given that we benefited from an amendment to a revenue-sharing contract with one of our payment processing partners during the three months
(26)

ended December 31, 2021, which led to approximately $5.5 million of transaction-based revenue being recognized during that period with no corresponding direct costs of revenues.
Gross Profit
Our total quarterly gross profit increased successively for all periods presented except for the three month period ended March 31, 2022 due to the decrease in transaction-based revenue and the increase in the cost of revenue discussed above. Our gross profit has declined as a percentage of revenue due to the success of our payments solutions as customers using these solutions carry higher direct costs compared to our subscription business.
Operating Expenses
Total operating expenses increased successively for all periods presented primarily due to higher sales and marketing and other costs to support a larger customer base. The increase in the three months ended March 31, 2022 was primarily due to higher sales and marketing and other costs to support a larger customer base and $10.8 million in share-based compensation and related costs included in the sales and marketing expense for PSUs issued to the founders of NuORDER.
See “Results of Operations” in this MD&A for a more detailed discussion of the year-over-year changes in revenues and net loss.
Liquidity and Capital Resources
Overview
The general objectives of our capital management strategy reside in the preservation of our capacity to continue operating, in providing benefits to our stakeholders and in providing an adequate return on investment to our shareholders by selling our services at a price commensurate with the level of operating risk assumed by us.
We thus determine the total amount of capital required consistent with risk levels. This capital structure is adjusted on a timely basis depending on changes in the economic environment and risks of the underlying assets. We are not subject to any externally imposed capital requirements.
Credit Facility
We have credit facilities with the Canadian Imperial Bank of Commerce, which include a $25 million demand revolving operating credit facility (the “Revolver”) and a $50 million stand-by acquisition term loan, $20 million of which is uncommitted (the “Acquisition Facility”, and together with the Revolver, the “Credit Facilities”). The Revolver is available for draw at any time during the term of the Credit Facilities. The Acquisition Facility was drawn for $30 million in January 2020 for the acquisition of Gastrofix. The Credit Facilities are secured by all material assets of the Company. We are in compliance with covenants as at March 31, 2022.
Financial regulatory authorities have announced a transition away from IBORs towards alternative risk-free rates. Since the Acquisition Facility is based on LIBOR + 3% and the IBOR transition will result in the end of the oversight of this benchmark interest rate, the contractual terms of the Acquisition Facility are expected to be amended with an alternative benchmark. While no replacement rate has been agreed to as of yet, the Company is currently exploring its options regarding alternative benchmarks. The LIBOR benchmark used for the Acquisition Facility is expected to come to an end as of June 30, 2023.

Working Capital
Our primary source of cash flow has been from raising capital totaling $2,193 million since the fiscal year ended March 31, 2016. Our approach to managing liquidity is to ensure, to the extent possible, that we always have sufficient liquidity to meet our liabilities as they become due. We do so by monitoring cash flow and performing budget-to-actual analysis on a regular basis. In addition to the cash balances, we have a $25 million Revolver available to be drawn to meet ongoing working capital requirements and $20 million (uncommitted) remaining on the Acquisition Facility for acquisitions. Our principal cash requirements are for working capital and acquisitions we may execute. Working capital surplus as at March 31, 2022 was $884.6 million. Given our existing cash and credit facilities, along with proceeds obtained from our August 2021 public offering, we believe there is sufficient liquidity to meet our current and short-term growth requirements in addition to our long-term strategic objectives.
(27)

Base Shelf Prospectus
In May 2021, due to the depleted amount available under our prior short form base shelf prospectus, we filed a new short form base shelf prospectus (the “Base Prospectus”) with the securities commissions in each of the provinces and territories of Canada and a corresponding shelf registration statement on Form F-10 with the U.S. Securities and Exchange Commission (the “Registration Statement”). The Base Prospectus and the Registration Statement allows Lightspeed and certain of its security holders to offer up to C$4 billion of Subordinate Voting Shares, preferred shares, debt securities, warrants, subscription receipts, units, or any combination thereof, during the 25-month period that the Base Prospectus is effective.
New Issue Offering

On August 11, 2021, we completed a public offering of Subordinate Voting Shares in the United States and Canada through the issuance of new shares. The public offering consisted of an aggregate of 8,855,000 Subordinate Voting Shares, including the exercise in full by the underwriters of their over-allotment option on August 13, 2021, to purchase 1,155,000 additional Subordinate Voting Shares. The Subordinate Voting Shares were issued from treasury for gross proceeds of $823.5 million, with share issuance costs (including the underwriters' fee and other expenses related to the offering) amounting to approximately $33.0 million.
Cash Flows
The following table presents cash and cash equivalents as at March 31, 2022 and 2021, and cash flows from or used in operating, investing, and financing activities for three months and the fiscal years ended March 31, 2022 and 2021:

	Three months ended March 31,		Fiscal year ended March 31,

(In thousands of US dollars)	2022	2021	2022	2021
	$	$	$	$

Cash and cash equivalents	953,654	807,150	953,654	807,150

Net cash provided by (used in)
Operating activities	(11,342)	(24,131)	(87,218)	(93,064)
Investing activities	(199)	(910)	(563,931)	(235,048)
Financing activities	(1,715)	599,541	798,057	922,315
Effect of foreign exchange on cash and cash equivalents	251	4	(404)	1,978

Net increase (decrease) in cash and cash equivalents	(13,005)	574,504	146,504	596,181
Cash Flows used in Operating Activities
Cash flows used in operating activities for the three months ended March 31, 2022 were $11.3 million compared to $24.1 million for the three months ended March 31, 2021. For the three months ended March 31, 2022, Adjusted Cash Flows Used in Operating Activities4 were $9.9 million when excluding transaction related costs of $0.4 million, acquisition-related compensation paid in the period of $0.7 million, $0.5 million for restructuring costs and payroll taxes related to share-based compensation of $0.2 million, partially offset by insurance proceeds received, net of cash outflows, in respect of certain litigation matters of $0.4 million. When adjusting cash flows used in operating activities on a similar basis for the three months ended March 31, 2021, Adjusted Cash Flows Used in Operating Activities4 were $14.7 million. This $4.8 million decrease in Adjusted Cash Flows Used in Operating Activities4 was primarily due to working capital movements.
Cash flows used in operating activities for Fiscal 2022 were $87.2 million compared to $93.1 million for Fiscal 2021. For Fiscal 2022, Adjusted Cash Flows Used in Operating Activities4 were $61.3 million when excluding transaction related costs of $11.7 million, $0.5 million for the payment of transaction-related liabilities that were assumed through our recent acquisitions, acquisition-related compensation paid in the period of $7.8 million, restructuring costs of $1.6 million and payroll taxes related to share-based compensation of $5.0 million, partially offset by insurance proceeds received, net of cash outflows, in respect of certain litigation matters of $0.7 million, compared to Adjusted Cash Flows Used in Operating Activities4 of $41.4 million for Fiscal 2021. This $19.9 million increase is primarily due to cash received in respect of government-sponsored COVID-19 wage subsidy programs of $8.1 million and the cost containment measures undertaken by the Company in response to the onset of the COVID-19 Pandemic during Fiscal 2021, as well as working capital movements which include an outflow of $5.0 million for a
4 Refer to the section entitled "Non-IFRS Measures and Ratios and Reconciliation of Non-IFRS Measures and Ratios".
(28)

deposit paid in connection with our merchant capital advance business and an increase of $5.7 million in inventory given the recent increase in lead times for securing hardware.
Cash Flows used in Investing Activities
Cash flows used in investing activities for the three months ended March 31, 2022 were $0.2 million compared to $0.9 million for the three months ended March 31, 2021. The decrease in cash used in investing activities was primarily due to an increase in interest income received and the receipt of amounts relating post-close working capital adjustments during the three months ended March 31, 2022 compared to the payment of amounts for post-close working capital adjustments during the three months ended March 31, 2021, partially offset by an increase in purchases of property and equipment.
Cash flows used in investing activities for Fiscal 2022 were $563.9 million compared to $235.0 million for Fiscal 2021. The increase in cash used in investing activities was primarily due to the difference in cash paid for the acquisitions of Vend in April 2021, NuORDER in July 2021 and Ecwid in October 2021 compared to cash paid for the acquisitions of ShopKeep in November 2020 and Upserve in December 2020.
Cash Flows from (used in) Financing Activities
Cash flows used in financing activities for the three months ended March 31, 2022 were $1.7 million compared to cash flows from financing activities of $599.5 million in the three months ended March 31, 2021. The movement in cash flows relating to financing activities was mainly due to having raised $593.8 million as part of our February 2021 public offering, net of share issuance costs, a decrease of $7.1 million in proceeds from the exercise of stock options under our equity incentive plans, an increase in financing costs of $0.1 million and a combined increase in the payment of lease liabilities and movement in restricted lease deposits of $0.3 million.
Cash flows from financing activities for Fiscal 2022 decreased by $124.3 million compared to Fiscal 2021. The decrease in cash flows from financing activities was mainly due to having raised $789.3 million in funds in our August 2021 public offering, net of share issuance costs during the period compared to the $907.2 million raised as part of our initial public offering on the New York Stock Exchange in September 2020 and our February 2021 public offering, net of share issuance costs. In addition, there was a decrease of $3.5 million in proceeds from the exercise of stock options under our equity incentive plans, an increase in financing costs of $0.3 million and a combined increase in the payment of lease liabilities and movement in restricted lease deposits of $2.6 million.
We believe that our current cash balance, available financing, cash flows from operations and credit available under the credit facility are adequate for the Company’s future operating cash needs.
Contractual Obligations
We have contractual obligations with a variety of expiration dates. The table below outlines our contractual obligations as at March 31, 2022:

	Payments due by period
(In thousands of US dollars)	< 1 Year	1 to 3 Years	4 to 5 Years	>5 Years	Total

Accounts payable and accrued liabilities	78,307	—	—	—	78,307
Accrued payroll taxes on share-based compensation	—	1,007	—	—	1,007
Long-term debt	—	30,000	—	—	30,000
Lease obligations(1)	9,787	14,407	8,614	8,143	40,951
Purchase obligations(2)	35,366	56,162	1,781	—	93,309

Total contractual obligations	123,460	101,576	10,395	8,143	243,574
(1)Included in the lease obligations are short term leases and variable lease payments for our share of tenant operating expenses and taxes. Lease obligations relate primarily to our office space. The lease terms are between one and eight years. See note 14 to the audited annual consolidated financial statements for further details regarding leases.
(2)We are subject to non-cancelable service agreements with service providers and payment processors subject to minimum spend commitments.
(29)

Off-Balance Sheet Arrangements
We have no material off-balance sheet arrangements, other than low value and short-term leases, and other purchase obligations as disclosed under "Contractual Obligations". From time to time, we may be contingently liable with respect to litigation and claims that arise in the normal course of operations.
Related Party Transactions
We have no material related party transactions, other than those noted in our audited annual consolidated financial statements.
The executive compensation expense for the top five key management personnel is as follows for Fiscal 2022 and Fiscal 2021:

	Fiscal year ended March 31,

(In thousands of US dollars)	2022	2021
	$	$

Short-term employee benefits	2,914	1,732
Share-based payments	21,251	4,200

Total compensation paid to key management personnel	24,165	5,932
Included in the $21.3 million of share based payments above is a $7.7 million expense in connection with the assumption of the ShopKeep Inc. Amended and Restated 2011 Stock Option and Grant Plan as part of the acquisition of ShopKeep in November 2020.
Financial Instruments and Other Instruments
Credit and Concentration Risk
Generally, the carrying amount of our financial assets in our consolidated balance sheet exposed to credit risk, net of any applicable provisions for losses, represents the maximum amount exposed to credit risk.
Our credit risk is primarily attributable to our cash and cash equivalents and trade receivables. We do not require guarantees from our customers. Credit risk with respect to cash and cash equivalents is managed by maintaining balances only with high credit quality financial institutions. We do not hold any collateral as security.
Due to our diverse customer base, there is no particular concentration of credit risk related to our trade receivables. Moreover, balances for trade receivables are managed and analyzed on an ongoing basis to ensure our loss allowance is established and maintained at an appropriate amount.
We maintain a loss allowance for a portion of trade receivables when collection becomes doubtful on the basis described in note 3 of our audited annual consolidated financial statements. Our allowance for expected credit losses ("ECL") includes forward-looking factors specific to the debtors and the economic environment.
In Fiscal 2022, potential effects from the COVID-19 pandemic and spread or resurgences of variants of the COVID-19 virus on our credit risk have been considered and have resulted in an increase to our allowance for ECLs from what the allowance would have been without factoring in the effects of the COVID-19 pandemic. We continue our assessment given the uncertainty of COVID-19's global impact.
Liquidity Risk
We are exposed to the risk of being unable to honor our financial commitments by the deadlines set, under the terms of such commitments and at a reasonable price. We manage our liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities.
We have $953.7 million of cash and cash equivalents as well as $25.0 million available under the Revolver as at March 31, 2022, demonstrating our liquidity and our ability to cover upcoming financial liabilities.
(30)

Foreign Exchange Risk
We are exposed to foreign exchange risk due to financial instruments denominated in foreign currencies. We have a policy to mitigate our exposure to foreign currency exchange risk by entering into derivative instruments. We have entered into multiple foreign exchange forward contracts, none of which are for greater than a one-year term. Our currency pair used for cash flow hedges is U.S. dollar / Canadian dollar. We do not use derivative instruments for speculative purposes.
The notional principal of our foreign exchange contracts was approximately $26.0 million Canadian dollars as at March 31, 2022 (March 31, 2021 - nil). We designate certain foreign exchange forward contracts as cash flow hedges when all the requirements in IFRS 9 Financial Instruments are met. We recognize these foreign exchange forward contracts as either assets or liabilities on the audited annual consolidated balance sheets and these contracts are measured at fair value at each reporting period. The asset and liability positions of the foreign exchange forward contracts are included in other current assets and accounts payable and accrued liabilities on the audited annual consolidated balance sheets, respectively. We reflect the gain or loss on the effective portion of a cash flow hedge in other comprehensive income (loss) and subsequently reclassify cumulative gains and losses to direct cost of revenues, general and administrative, research and development, or sales and marketing expenses, depending on the risk hedged, when the hedged transactions impact our audited annual consolidated statements of loss and comprehensive loss. If the hedged transactions become probable of not occurring, the corresponding amounts in accumulated other comprehensive income (loss) are immediately reclassified to finance income or costs.
The main currencies which expose us to foreign exchange risk due to financial instruments denominated in foreign currencies are the Canadian dollar, the Euro, the British pound sterling, the Australian dollar and the New Zealand dollar. The following table provides a summary of our foreign exchange exposures, after taking into account relevant foreign exchange forward contracts, expressed in thousands of U.S. dollars:

2022	CAD	EUR	GBP	AUD	NZD	Other	Total
	$	$	$	$	$	$	$

Cash and cash equivalents and restricted cash	13,885	6,270	1,338	2,522	2,651	3,785	30,451
Trade and other receivables	3,454	4,086	1,472	2,675	49	1,062	12,798
Accounts payable and accrued liabilities	(18,508)	(5,755)	(1,466)	(2,834)	(2,407)	(2,131)	(33,101)
Accrued payroll taxes on share-based compensation	(287)	(270)	(142)	(53)	—	(37)	(789)
Lease liabilities	(13,400)	(4,447)	(4,315)	(477)	(548)	(259)	(23,446)

Net financial position exposure	(14,856)	(116)	(3,113)	1,833	(255)	2,420	(14,087)
Interest Rate Risk
Interest rate risk is the risk that changes in interest rates will negatively impact earnings and cash flows. Certain of our cash earns interest. Our trade and other receivables, accounts payable and accrued liabilities, and lease liabilities do not bear interest. Our exposure to interest rate risk is related to our acquisition facility. We are not exposed to material interest rate risk.
Share Price Risk
Accrued payroll taxes on share-based compensation (social costs) are payroll taxes associated with share-based compensation that we are subject to in various countries in which we operate. Social costs are accrued at each reporting period based on inputs including, but not limited to, the number of stock options and share awards outstanding, the vesting of the stock options and share awards, the exercise price, and our share price. Changes in the accrual are recognized in direct cost of revenues and operating expenses. An increase in share price will increase the accrual for social costs, and a decrease in share price will result in a decrease in the accrual for social costs, all other things being equal, including the number of vested stock options and exercise price remaining constant.
Inflation Risk
We do not believe that inflation has had a material effect on our business, financial condition or results of operations. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition and results of operations.
(31)

Critical Accounting Policies and Estimates
The preparation of our audited annual consolidated financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the amounts reported in the audited annual consolidated financial statements and accompanying notes. We review these estimates on an ongoing basis based on management’s best knowledge of current events and actions that we may undertake in the future. Actual results could differ from these estimates. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods. Key estimates and assumptions are outlined below. Management has determined that we operate in a single operating and reportable segment.
COVID-19 Pandemic
Concerns related to the spread of COVID-19 and variants of the COVID-19 virus and the related containment measures intended to mitigate its impact have created substantial disruption in the global economy. The uncertainties around the COVID-19 pandemic, continuing resurgences of COVID-19 and variants of the COVID-19 virus, and related restrictions to contain its spread required the use of judgments and estimates which resulted in no material accounting impacts for Fiscal 2022, other than the impact on ECLs driven by the changes in the macro-economic environment due to COVID-19.
Revenue Recognition
The identification of revenue-generating contracts with customers, the identification of performance obligations, the determination of the transaction price and allocations between identified performance obligations, the use of appropriate revenue recognition method for each performance obligation and the measure of progress for performance obligations satisfied over time are the main aspects of the revenue recognition process, all of which require the exercise of judgment and use of assumptions.
We follow the guidance provided in IFRS 15 – Appendix B, Principal versus Agent Considerations for determining whether revenue should be recognized based on the gross amount of consideration paid by the customer or the net amount of consideration retained by us. This determination is a matter of judgment that depends on the facts and circumstances of each arrangement.
Impairment of Non-financial Assets
Our impairment test for goodwill is based on internal estimates of fair value less costs of disposal calculations and uses valuation models such as the discounted cash flow model. Key assumptions on which management has based its determination of fair value less costs of disposal include an estimated discount rate, terminal value multiple, and estimated revenue growth rates. These estimates, including the methodology used, the assessment of cash-generating units and how goodwill is allocated, can have a material impact on the respective values and ultimately the amount of any goodwill impairment.
Whenever property and equipment, lease right-of-use assets, and intangible assets are tested for impairment, the determination of the assets’ recoverable amount involves the use of estimates by management and can have a material impact on the respective values and ultimately the amount of any impairment.
Business Combinations
We follow the acquisition method to account for business combinations. The acquisition method of accounting requires that assets acquired and liabilities assumed be recorded at their estimated fair values on the date of a business acquisition. The excess of the purchase price over the estimated fair value is recorded as goodwill. Such valuations require management to make significant estimates, assumptions, and judgments, especially with respect to intangible assets and contingent consideration. For intangible assets, we develop the fair value by using appropriate valuation techniques which are generally based on a forecast of the total expected future net discounted cash flows, and key assumptions generally consist of the future performance of the related assets, the discount rate, the attrition rate, the royalty rates, and the payments attach rate. Contingent consideration is measured at fair value using a discounted cash flow model.

Recoverability of Deferred Tax Assets and Current and Deferred Income Taxes and Tax Credits
Uncertainties exist with respect to the interpretation of complex tax regulations and the amount and timing of future taxable income. We establish provisions based on reasonable estimates for possible consequences of audits by the tax authorities. The amount of such provisions is based on various factors, such as experience of previous tax audits and differing interpretations of tax regulations by the taxable entity and the responsible tax authority.
(32)

Deferred income tax assets are recognized for unused tax losses and deductible temporary differences to the extent it is probable that taxable income will be available against which the losses and deductible temporary differences can be utilized. Management’s judgment is required to determine the amount of deferred income tax assets that can be recognized, based upon the likely timing and the level of future taxable income together with future tax planning strategies.
Share-Based Compensation
We measure the cost of equity-settled transactions with employees by reference to the fair value of the related instruments at the date at which they are granted. Estimating fair value for share-based payments requires determining the most appropriate valuation model for a grant, which depends on the terms and conditions of the grant. This also requires making assumptions and determining the most appropriate inputs to the valuation model including the expected life of the option, volatility and dividend yield.
New Accounting Pronouncements
From time to time, new accounting pronouncements are issued by the IASB or other standards-setting bodies, and are adopted as at the specified effective date.
New and amended standards and interpretations adopted
In August 2020, the IASB issued Interest Rate Benchmark Reform-Phase 2, which amends IFRS 9 Financial Instruments, IAS 39 Financial Instruments: Recognition and Measurement, IFRS 7 Financial Instruments: Disclosures and IFRS 16 Leases. The amendments focus on the effects on financial statements when a company replaces the old interest rate benchmark with an alternative benchmark rate as a result of the reform. The amendments are effective for annual periods beginning on or after January 1, 2021, with early application permitted. We have adopted these amendments as of April 1, 2021. There was no impact on our accounting policies or the audited annual consolidated financial statements as a result of adopting such amendments. There were no other IFRS or IFRIC interpretations effective as of April 1, 2021 that had a material impact on our accounting policies or the audited annual consolidated financial statements.
New and amended standards and interpretations issued not yet effective
At the date of authorization of our financial statements, we have not yet applied the following new and revised IFRS Standards that have been issued but are not yet effective.
The IASB has issued amendments to IAS 16 Property, Plant and Equipment to prohibit deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced before that asset is available for use. The amendments also clarify the meaning of "testing whether an asset is functioning properly". The IASB also issued an amendment to IAS 37 Provisions, Contingent Liabilities and Contingent Assets to clarify the cost of fulfilling a contract in assessing whether a contract is onerous. The amendments to IAS 16 and IAS 37 are effective for annual periods beginning on or after January 1, 2022, with early application permitted. The IASB has also issued amendments to IAS 1 Presentation of Financial Statements affecting the presentation of liabilities as current or non-current in the statement of financial position and requiring companies to disclose their material accounting policy information. It has also issued amendments to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors clarifying how to distinguish changes in accounting policies from changes in accounting estimates and amendments to IAS 12 Income Taxes requiring companies to recognize deferred tax on particular transactions that, on initial recognition, give rise to equal amounts of taxable and deductible temporary differences. The amendments to IAS 1, IAS 8 and IAS 12 are effective for annual periods beginning on or after January 1, 2023, with early application permitted.
We do not expect that the adoption of the standards listed above will have a material impact on our financial statements in future periods.
Outstanding Share Information
Lightspeed is a publicly traded company listed under the symbol "LSPD" on both the Toronto Stock Exchange ("TSX") and the New York Stock Exchange ("NYSE"). Our authorized share capital consists of (i) an unlimited number of Subordinate Voting
(33)

Shares and (ii) an unlimited number of preferred shares, issuable in series, of which 148,909,925 Subordinate Voting Shares and no preferred shares were issued and outstanding as of May 17, 2022.
As of May 17, 2022, there were 1,360,278 options outstanding under the Company’s Amended and Restated 2012 Stock Option Plan, as amended (of which 1,248,488 were vested as of such date), 9,698,036 options outstanding under the Company’s Third Amended and Restated Omnibus Incentive Plan, as amended (the "Omnibus Plan") (of which 1,606,875 were vested as of such date) and 150,000 options outstanding which were issued in compliance with an allowance under the rules of the TSX as inducements for executive officers to enter into contracts of full-time employment with the Company (“Inducement Grants”) (of which 77,778 were vested as of such date). Each such option is or will become exercisable for one Subordinate Voting Share.
As of May 17, 2022, there were 351,605 options outstanding under the ShopKeep Inc. Amended and Restated 2011 Stock Option and Grant Plan (of which 233,595 were vested as of such date), which plan the Company assumed on closing of its acquisition of ShopKeep on November 25, 2020. Each option is or will become exercisable for one Subordinate Voting Share.
As of May 17, 2022, there were 40,067 DSUs outstanding under the Company’s Omnibus Plan. Each such DSU will, upon the holder thereof ceasing to be a director, executive officer, employee or consultant of the Company in accordance with the Omnibus Plan, be settled at the discretion of the board through (a) the delivery of shares issued from treasury or purchased on the open market, (b) cash, or (c) a combination of cash and shares.
As of May 17, 2022, there were 3,227,430 RSUs outstanding under the Company’s Omnibus Plan (of which 352,185 were vested as of such date) and 273 RSUs outstanding which were Inducement Grants (of which 273 were vested as of such date). Each such RSU, upon vesting, may be settled at the discretion of the board through (a) the delivery of shares issued from treasury or purchased on the open market, (b) cash, or (c) a combination of cash and shares.
As of May 17, 2022, there were 714,968 PSUs outstanding under the Company’s Omnibus Plan (of which none were vested as of such date). Each such PSU, upon vesting, may be settled at the discretion of the board through (a) the delivery of shares issued from treasury or purchased on the open market, (b) cash, or (c) a combination of cash and shares.
Disclosure Controls and Procedures and Internal Control Over Financial Reporting
Controls and Procedures
Disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended, "DC&P") are designed to provide reasonable assurance that information required to be disclosed in reports filed with the Securities and Exchange Commission are recorded, processed, summarized and reported in a timely fashion. The disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in such reports is then accumulated and communicated to the Company’s management to ensure timely decisions regarding required disclosure. Management regularly reviews disclosure controls and procedures; however, they cannot provide an absolute level of assurance because of the inherent limitations in control systems to prevent or detect all misstatements due to error or fraud. The CEO and the CFO, along with management, have evaluated and concluded that the Company’s disclosure controls and procedures as at March 31, 2022 were effective.
Management's Annual Report on Internal Control over Financial Reporting
Management of the Company, under the supervision of the CEO and the CFO, is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB.
Management, including the CEO and CFO, have assessed the effectiveness of the Company's internal control over financial reporting in accordance with Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this assessment, management, including the CEO and CFO, have determined that the Company's internal control over financial reporting was effective as at March 31, 2022.
(34)

Attestation Report of the Independent Registered Public Accounting Firm
The effectiveness of the Company's internal control over financial reporting as at March 31, 2022 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their opinion on the audited annual consolidated financial statements for March 31, 2022.
Changes in Internal Control over Financial Reporting
The CEO and the CFO have evaluated, or caused to be evaluated under their supervision, whether or not there were changes to its internal controls over financial reporting during the period ended March 31, 2022 that have materially affected, or are reasonably likely to materially affect the Company’s internal controls over financial reporting. No such changes were identified through their evaluation.
Limitations of Controls and Procedures
Management, including the CEO and CFO, believes that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include that judgments in decision-making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.
Limitation on Scope of Design
The scope of design of internal controls over financial reporting and disclosure controls and procedures excluded the controls, policies, and procedures of Vend, which was acquired on April 16, 2021, NuORDER, which was acquired on July 1, 2021, and Ecwid, which was acquired on October 1, 2021.
Vend's contribution to our Consolidated Statements of Loss and Comprehensive Loss for the fiscal year ended March 31, 2022 was less than 10% of total revenues and less than 5% of total net loss, excluding the amortization of intangible assets. Additionally, as at March 31, 2022, Vend's current assets were below 5% of consolidated current assets and current liabilities were below 10% of consolidated current liabilities, and its non-current assets and non-current liabilities were below 5% of consolidated non-current assets and non-current liabilities, respectively.
NuORDER's contribution to our Consolidated Statements of Loss and Comprehensive Loss for the fiscal year ended March 31, 2022 was less than 5% of total revenues and less than 5% of total net loss, excluding the amortization of intangible assets. Additionally, as at March 31, 2022, NuORDER's current assets were below 5% of consolidated current assets and current liabilities were below 15% of consolidated current liabilities, and its non-current assets and non-current liabilities were below 5% of consolidated non-current assets and non-current liabilities, respectively.
Ecwid's contribution to our Consolidated Statements of Loss and Comprehensive Loss for the fiscal year ended March 31, 2022 was less than 5% of total revenues and less than 5% of total net loss, excluding the amortization of intangible assets. Additionally, as at March 31, 2022, Ecwid's current assets were below 5% of consolidated current assets and current liabilities were below 10% of consolidated current liabilities, and its non-current assets and non-current liabilities were below 5% of consolidated non-current assets and non-current liabilities, respectively.
The amounts recognized for the assets acquired and liabilities assumed at the date of acquisition for Vend, NuORDER and Ecwid are described in note 5 of the audited annual consolidated financial statements for the years ended March 31, 2022 and 2021.
(35)